   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 1997

                                                  REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                    ALTERNATIVE DISTRIBUTION SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
         DELAWARE                    6719                    36-4062412
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL            IDENTIFICATION NO.)
     INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)
                             935 WEST 175TH STREET
                         HOMEWOOD, ILLINOIS 60430-2028
                                (708) 799-4990
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                              RICHARD P. DICKSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    ALTERNATIVE DISTRIBUTION SYSTEMS, INC.
                             935 WEST 175TH STREET
                         HOMEWOOD, ILLINOIS 60430-2028
                                (708) 799-4990
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
     MICHAEL A. KELLY       ROBERT J. JOSEPH, ESQ.     SCOTT N. GIERKE, ESQ.
 CHIEF FINANCIAL OFFICER  GARDNER, CARTON & DOUGLAS   MCDERMOTT, WILL & EMERY
 ALTERNATIVE DISTRIBUTION  321 NORTH CLARK STREET,     227 WEST MONROE STREET
      SYSTEMS, INC.               SUITE 3200          CHICAGO, ILLINOIS 60606
  935 WEST 175TH STREET    CHICAGO, ILLINOIS 60610         (312) 984-7521
HOMEWOOD, ILLINOIS 60430-       (312) 245-8754
           2028
      (708) 799-4990
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                        CALCULATION OF REGISTRATION FEE
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
                                                                             PROPOSED
                                                              PROPOSED       MAXIMUM
                                                AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES          TO BE      OFFERING PRICE    OFFERING     REGISTRATION
             TO BE REGISTERED               REGISTERED(1)   PER SHARE(2)     PRICE(2)         FEE
------------------------------------------------------------------------------------------------------
                                              1,840,000
Common Stock, par value $.01 per share.....     shares         $12.00      $22,080,000       $6,691
------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Includes 240,000 shares which may be purchased by the Underwriters to cover over-allotments, if any. See "Underwriting."
(2) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED FEBRUARY 4, 1997

PROSPECTUS

                               1,600,000 SHARES

                           ALTERNATIVE DISTRIBUTION
                                SYSTEMS, INC.

                                     LOGO

                                 COMMON STOCK

  All the shares of Common Stock being offered hereby are being sold by Alternative Distribution Systems, Inc. (the "Company"). Prior to the offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price. Approximately $3.8 million of the net proceeds to the Company will be used to fund a distribution to the Company's current stockholders related to the termination of the Company's S corporation status. See "Use of Proceeds" and "S Corporation Status--Related Distribution."

  Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "ADSX."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              PRICE TO  UNDERWRITING PROCEEDS TO
                                               PUBLIC   DISCOUNT(1)  COMPANY(2)
--------------------------------------------------------------------------------
Per Share...................................   $           $           $
Total (3)................................... $           $           $
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) The Company and its current stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $500,000 payable by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 240,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company
    will be $     , $     and $    , respectively.

  The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates
for the shares of Common Stock will be made on or about           , 1997.

WILLIAM BLAIR & COMPANY                                A.G. EDWARDS & SONS, INC.

               THE DATE OF THIS PROSPECTUS IS             , 1997

                                     [MAP]
                                    TO COME
                               (PHOTOS TO COME)


  The Company's Quality Delivery            The Company's sophisticated and
System (consisting of specialized         computerized inventory management
trailers designed to safely and se-       systems, together with electronic
curely deliver metal products), com-      data interchange links to customers,
bined with its heat and humidity-         enable producers and end-users to
controlled warehouse and distribu-        monitor inventories in the Company's
tion centers equipped with pull-          warehouses, plan and schedule pro-
through truck bays utilizing air-         duction, and transmit shipment re-
locks, enables the Company to effi-       quirements.
ciently load, transport, unload and
store metals with minimal risk of
damage or condensation in almost any
weather condition.

                               ----------------

  The Company intends to furnish annual reports to stockholders which will contain audited consolidated financial statements and quarterly reports containing unaudited consolidated financial information for the first three quarters of each fiscal year.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the related notes thereto, included elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) has been adjusted to reflect a reorganization of the Company described under the caption "Company Background," (ii) assumes the Underwriters' over-allotment option is not exercised and (iii) assumes the effectiveness of the Company's Amended and Restated Certificate of Incorporation which will, among other things, effect a reclassification of each share of the Company's Common Stock into 3,349 shares of Common Stock prior to the consummation of the offering. See "Underwriting." Unless otherwise specified, references to the "Company" include Alternative Distribution Systems, Inc., its five wholly-owned subsidiaries and the historical business and operations undertaken by the six companies formerly comprising the Alternative Transportation Systems Group (the "ATS Group"). See "Company Background."

                                  THE COMPANY

  The Company believes it is the leading national provider to the metals industry of fully integrated distribution services, including transportation, warehousing and third-party logistics services. Over the course of more than 15 years in the metals distribution business, the Company has developed specialized systems, equipment and expertise which enable it to handle, warehouse and transport high-value metals (primarily steel and aluminum) requiring time-sensitive delivery in coordination with end-users' increasingly sophisticated inventory management requirements. The Company's capabilities allow it to offer integrated, turn-key solutions to the distribution demands of steel and other metals producers. These distribution demands are increasingly complex, as producers increase their outsourcing of metals processing while their customers (metals-consuming manufacturers) embrace just-in-time inventory systems and higher raw materials quality standards.

  The Company serves metals producers, traders, processors and consumers (such as manufacturers of automobiles, appliances, construction and agricultural equipment, metal buildings components and food and beverage packaging) through a network of 16 warehousing and distribution centers and an approximately 285 tractor, primarily short-haul truck fleet operating in the Midwest, East and West Coast markets. The Company's intermodal operations combine and package rail, truck, barge and ship transportation to provide various materials movement management services between distant and intermediate markets. As a logistics manager, the Company integrates these services to provide seamless "door-to-door" transportation and distribution services to its customers. The Company's sophisticated and computerized inventory management systems, together with electronic data interchange links to customers, enable producers and end-users to monitor inventories in the Company's warehouses, plan and schedule production and transmit shipment requirements.

  Demand for the Company's services is driven by several industry trends. Metals-consuming manufacturers and others in the metals supply chain increasingly rely on "just-in-time" inventory delivery systems to reduce inventory carrying costs and to improve customer service. As a result, a need has arisen for increasingly sophisticated inventory management and information systems. Metals-consuming manufacturers' increasing emphasis on input quality has created a demand for controlled-environment warehousing and transportation of processed metals to prevent damage in storage and in transit. A majority of the Company's warehouse capacity affords a pressurized, dust-free, heat and humidity-controlled environment for metals storage. Moreover, in an effort to reduce overhead costs, many metals producers and end-users have begun to focus primarily on production and, as a result, have outsourced their in-house transportation, warehousing and logistics functions to third-party providers. The increasingly complex and demanding distribution requirements arising from these trends have led to growth in demand for the Company's services.

  The Company commenced operations in the mid-1970s as a trucking firm serving Midwest-based metals producers. In 1986, the Company incurred significant indebtedness to purchase the ownership interest of a majority stockholder, and during the next several years the Company focused on reducing its indebtedness and strengthening its existing operations. Responding to the changes in the metals supply chain, in 1991, the Company implemented its growth strategy and began to make significant capital investments to open additional metals warehouse and distribution centers, and since the beginning of 1991, the Company has opened 10 such facilities with an aggregate capacity of approximately 925,000 square feet. As a result of start-up expenses and initial build up of through-put, new warehouse and distribution facilities typically do not achieve positive pre-tax income until 12 to 18 months following the commencement of operations. From 1993 to 1996, the Company's net operating revenues have increased from approximately $44.9 million to approximately $67.5 million, and the Company's operating income has grown from approximately $2.3 million to approximately $5.6 million.

  The Company believes that the ongoing proliferation of just-in-time delivery systems, the increasing emphasis on input quality, the continued outsourcing of distribution and logistics capabilities and the resulting changes in the metals supply and distribution chain pose significant opportunities for future growth. As part of its growth strategy, the Company is scheduled to open two new warehouse and distribution centers with an aggregate capacity of approximately 212,000 square feet by the summer of 1997. In addition, the Company intends to further expand its warehouse and distribution capacity by 25% to 40% over the next five years by identifying three to five new geographic locations for additional warehouse and distribution centers and/or by expanding the capacity of its existing centers. In addition to generating warehousing revenues, warehouse and distribution facilities promote growth in the Company's trucking, intermodal and logistics operations. Furthermore, the Company intends to market its just-in-time and total quality management expertise to new customer segments, and to increase its import-export, "core-carrier" regional trucking and intermodal businesses.

                                  THE OFFERING

 Common Stock Offered by the Company............... 1,600,000 shares
 Common Stock to be Outstanding After the Offering. 4,949,000 shares (1)
 Use of Proceeds................................... For repayment of outstand-
                                                    ing indebtedness, to fund a
                                                    capital distribution (re-
                                                    lated to termination of the
                                                    Company's S Corporation
                                                    status) to the Company's
                                                    current stockholders, and
                                                    for other general corporate
                                                    purposes. See "Use of Pro-
                                                    ceeds."
 Proposed Nasdaq National Market Symbol............ ADSX

--------------------
(1) Excludes 400,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan (including 150,000 shares issuable upon the exercise of outstanding options to be granted under the Company's 1997 Stock Option Plan, none of which will be exercisable prior to December 31,
    1997). See "Management--Employee Benefit Plans--1997 Stock Option Plan."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                           YEARS ENDED DECEMBER 31,
                                 ---------------------------------------------
                                  1992    1993     1994      1995      1996
                                 ------- ------- --------- --------- ---------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Net operating revenues......... $42,874 $44,915 $  53,498 $  59,421 $  67,473
 Gross profit...................   6,700   8,119     9,876    11,128    13,364
 Operating income...............   1,260   2,339     3,312     3,760     5,612
 Interest expense...............     388     390       544       835     1,089
 Interest income and other, net.      24      23       114       131       182
 Income before S Corp
  Stockholder
  Compensation and income taxes
  (1)...........................     896   1,972     2,882     3,056     4,705
 Pro forma net income (1)(2)....                                     $   2,826
SUPPLEMENTAL PRO FORMA INCOME
 STATEMENT DATA (3):
 Net income.....................                                     $   3,362
                                                                     =========
 Net income per share (4).......                                     $    0.68
                                                                     =========
SELECTED OPERATING DATA:
 Number of warehouse facilities
  (at period end)...............      13      13        14        15        16
 Warehouse square footage (at
  period end)................... 711,000 864,000   841,000 1,213,000 1,358,000
 Number of truck tractors (at
  period end)...................     222     219       243       286       286
 Warehouse "through-put" (in
  tons) (5)..................... 705,000 820,000 1,049,000 1,317,000 1,777,000

                                                            DECEMBER 31, 1996
                                                           ---------------------
                                                                         AS
                                                           ACTUAL   ADJUSTED (6)
                                                           -------  ------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital (deficit)................................ $(9,705)   $   515
 Total assets.............................................  38,321     38,321
 Total debt...............................................  22,042      9,935
 Stockholders' equity.....................................   3,116     18,984

--------------------
(1) For all periods shown prior to February 1, 1996, the Company elected to be treated as an S Corporation and, as a result, the income of the Company was taxed for federal and state income tax purposes directly to the Company's stockholders rather than to the Company. S Corp Stockholder Compensation represents additional compensation paid to the Company's stockholders in the amounts of $923,590, $1,971,875, $2,882,359 and $3,055,695 in 1992,
    1993, 1994 and 1995, respectively, and $309,762 for the period from January 1, 1996 to February 1, 1996, when the Company's S Corporation status was terminated. Amounts not utilized by the stockholders to pay or provide for the stockholders' applicable current and deferred federal and state income taxes attributable to such additional compensation were reinvested in the Company as capital. See "S Corporation Status--Related Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations--General" and Notes 6 and 7 of Notes to Consolidated Financial Statements.
(2) Pro forma income statement data have been computed by adjusting historical net income for the year ended December 31, 1996, as if the Company had been a C corporation for the entire period and had not recorded any S Corp Stockholder Compensation during such period. See "S Corporation Status-- Related Distribution" and Notes 6, 7 and 12 of Notes to Consolidated Financial Statements.
(3) Supplemental pro forma income statement data have been computed by (i) adjusting historical net income for the year ended December 31, 1996, as if the Company had been a C corporation for the entire period and had not recorded any S Corp Stockholder Compensation during such period and (ii) giving effect to the offering of 1,600,000 shares of Common Stock made hereby and the application of the estimated net proceeds therefrom as described in "Use of Proceeds," as if the offering had occurred on January 1, 1996. See "Use of Proceeds," "S Corporation Status--Related Distribution" and Notes 6, 7 and 12 of Notes to Consolidated Financial Statements.

(4) Supplemental pro forma net income per share has been calculated by dividing supplemental pro forma net income by pro forma weighted average shares assumed to be outstanding, after giving effect to the issuance of the number of shares of Common Stock to be issued in the offering made hereby (1,600,000 shares). See "Use of Proceeds" and "S Corporation Status-- Related Distribution."
(5) Warehouse "through-put" in any period represents the aggregate amount of metals (measured in tons) that were shipped from the Company's warehouses (excluding intermodal warehouses) during the specified period.
(6) Adjusted to give effect to the offering of 1,600,000 shares at an assumed offering price of $11.00, and the application of the net proceeds therefrom to repay existing indebtedness of $12.1 million and to fund $3.8 million of the S Corp Related Distribution to the Company's current stockholders. See "Use of Proceeds," "S Corporation Status--Related Distribution" and "Capitalization."

                                  RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below.

COMPETITION

  The metals distribution services industry is extremely competitive and fragmented. The Company competes against other warehouse providers, integrated logistics companies, third-party brokers and other companies offering warehousing, logistics and transportation services. The Company's trucking operations compete with trucking companies and other alternative forms of surface transportation, including intermodal transportation and railroads. The trucking industry is highly competitive and includes numerous regional, inter-regional and national truckload carriers, none of which dominates the market. The Company's intermodal operations compete with over-the-road trucks, various intermodal marketing companies, transloaders and other third-party logistics suppliers. The Company's warehousing operations compete with various regional and local warehouses and, to some extent, with internal storage capacity at metals producers and processors who may also offer warehousing at certain locations. Some companies with which the Company competes have greater financial resources, operate more equipment and store and transport more material.

EXPANSION PLANS; EARNINGS FLUCTUATIONS

  The Company currently has a network of 16 warehouse and distribution centers located across the country. The Company is scheduled to open two new warehouse and distribution centers with an aggregate capacity of approximately 212,000 square feet by the summer of 1997. In addition, the Company currently plans to further expand its warehouse and distribution capacity by 25% to 40% over the next five years by identifying three to five new geographic locations for additional warehouse and distribution centers and/or by expanding the capacity of its existing centers. The timing of any such additional capacity expansion and the location of any other such new facilities have not yet been determined, and are subject to a number of factors, including the ability to identify and obtain acceptable sites at or near points of concentrated metals consumption and/or production and availability of financing. The Company may expand its warehouse and distribution capacity to a lesser or greater extent, and there can be no assurance that any additional warehouse and distribution centers will become profitable. Due to start-up operating expenses and initial build-up of through-put associated with new facilities, new warehouse and distribution facilities typically do not achieve positive pre-tax income until 12 to 18 months following the commencement of operations.

  The Company's earnings may fluctuate from year to year or quarter to quarter due to, among other things, the timing of the opening of additional warehouse and distribution facilities and the related construction and operating expenses and the seasonality of the Company's business.

CUSTOMER CONCENTRATION

  The Company's ten, five and two largest customers accounted for 58.2%, 43.3% and 21.3%, respectively, of the Company's operating revenues during 1996. The loss of one or more of these large customers could have a material adverse effect on the Company's operating results. Although metals-consuming manufacturers typically do not directly pay for the Company's services (such services are usually paid for by the producers or processors), such manufacturers may influence a customer's decision as to which company will provide the distribution services. The loss of the ability of the Company to provide distribution services to one or more of these large manufacturers could have a material adverse effect on the Company's financial condition or results of operations. See "Business--Customers."

INDUSTRY CYCLICALITY

  The Company provides its distribution services primarily to participants in the metals industry. While the Company believes that its business is less cyclical than those of the businesses it serves, a sustained downturn in consumer and capital goods spending could have a material adverse effect on the Company's results of operations or financial condition.

ECONOMIC FACTORS

  Changes in the railroad industry (including railroad mergers and changes in rail rates and services), changes in fuel prices and the supply of fuel, increases in fuel or energy taxes, shortages of intermodal containers, interest rate fluctuations, economic recessions and customers' business cycles are economic factors affecting the Company's operations over which the Company has little or no control. In addition, the ability to attract and retain qualified drivers is an important factor in the Company's ability to serve its trucking customers. Although the truckload industry is subject to periodic driver shortages, the Company to date has not experienced protracted periods of driver shortages. Although the Company currently has an adequate number of drivers, there can be no assurance that it will not be affected by a shortage of qualified drivers in the future. A reduction in the number of available drivers and independent contractor drivers, whether due to capital requirements related to the expense of obtaining, operating and maintaining equipment or for other reasons, could materially adversely affect the Company's results of operations and financial condition. A sustained work stoppage at one or more of the Company's significant customers or the major metals-consuming manufacturers served by the Company could have a material adverse effect on the Company's results of operations or financial condition.

DEPENDENCE ON KEY PERSONNEL

  The Company's future success depends in large part on the efforts and abilities of Richard P. Dickson (the Company's Chairman of the Board, President and Chief Executive Officer), Michael A. Kelly (the Company's Chief Financial Officer, Secretary and Treasurer) and George P. Trainer (the Company's Executive Vice President), and the continued service of its other key management personnel. See "Management." The Company does not have employment agreements with any of its executive officers.

INDEPENDENT CONTRACTORS

  The Company engages independent contractors to provide certain of its trucking services. From time to time, tax authorities have sought to assert that independent contractors in the trucking industry are employees rather than independent contractors. No tax claim has been successfully made with respect to independent contractors of the Company, and management is confident that the independent contractors of the Company are not employees of the Company under existing interpretations of federal and state tax laws. However, there can be no assurance that tax authorities will not successfully challenge this position or that such interpretations will not change, or that tax laws will not change. If the independent contractors were determined to be employees, such determination could materially increase the Company's tax and workers' compensation exposure.

REGULATION

  The Company is subject to regulation by various federal, state and foreign agencies, including the United States Department of Transportation ("DOT"). These regulatory agencies have broad powers, generally governing activities such as authority to engage in motor carrier operations, operational safety, accounting systems and financial reporting. Although compliance with these regulations has not had a material effect on the Company's results of operations or financial condition to date, there can be no assurance that additions or changes to current regulations will not have a material adverse effect on the Company's results of operations or financial condition. See "Business--Regulation."

CARGO LIABILITY AND INSURANCE

  The Company assumes responsibility to its customers for the safe storage and delivery of high-value cargo, the timing and quality of delivery of which is critical. While the Company maintains insurance in amounts, subject to certain deductibles, that management believes are adequate for its purposes, there can be no assurance that the Company's results of operations will not be adversely affected by poor claims experiences, increases in insurance premiums or the inability to obtain insurance at economical rates.

CONTROL OF THE COMPANY

  Upon completion of the offering made hereby, Richard P. Dickson (the Company's Chairman of the Board, President and Chief Executive Officer) will own approximately 50.8% of the outstanding shares of Common Stock, and Mr. Dickson, Michael A. Kelly (the Company's Chief Financial Officer, Secretary and Treasurer) and George P. Trainer (the Company's Executive Vice President) will together own approximately 67.7% of the outstanding shares of Common Stock. As long as Mr. Dickson controls a majority of the voting stock of the Company, he will be able, acting alone, to elect the entire board of directors of the Company and to determine the outcome of substantially all matters involving a stockholder vote. As long as Messrs. Dickson, Kelly and Trainer together control a majority of the voting stock of the Company they will be able, to the extent they act in concert, to elect the entire board of directors of the Company and to determine the outcome of substantially all matters involving a stockholder vote. See "Management" and "Principal Stockholders."

DISTRIBUTION RELATED TO PRIOR S CORPORATION STATUS

  The Company will utilize approximately $3.8 million of the proceeds of the offering made hereby to fund a distribution of contributed capital to the three current stockholders of the Company. See "S Corporation Status--Related Distribution."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock, or the perception that such sales might occur, in the public market after the offering could adversely affect the prevailing market price for the Common Stock. In addition to the 1,600,000 shares offered hereby, a total of 3,349,000 shares held by the current stockholders of the Company will become eligible for sale in the public market 180 days after the date of this Prospectus upon the expiration of lock-up agreements entered into between such stockholders and the Underwriters, subject to the provisions of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). In addition, the Company intends to file a registration statement under the Securities Act to register an aggregate of 400,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan. See "Management--Employee Benefit Plans," "Shares Eligible for Future Sale" and "Underwriting."

NO PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; SHARE PRICE VOLATILITY

  There has been no prior public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial public offering price has been determined by negotiations between representatives of the Company and the representatives of the Underwriters and may not be indicative of future market prices. See "Underwriting" for information related to the method of determining the initial public offering price. The trading price of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts, general conditions in the metals industry and other events or factors. In addition, in recent years the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

ANTI-TAKEOVER PROVISIONS

  The Certificate of Incorporation, By-laws and Delaware law contain provisions that may have the effect of delaying, deferring or preventing a tender offer, proxy contest or non-negotiated merger or other business combination involving the Company. These provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of the Company not approved by the Board in which stockholders might receive an attractive value for their shares or that a substantial number or even a majority of the Company's stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the shares of Common Stock at a premium, as well as create a depressive effect on the market price of the shares of Common Stock. In addition to the Common Stock, the Certificate of Incorporation authorizes the issuance of up to 500,000 shares of preferred stock. The Company has no current plans to issue any shares of preferred stock. However, because the rights and preferences for any series of preferred stock may be set by the Board in its sole discretion, the Company may issue preferred stock which has rights and preferences superior to the rights of holders of shares of the Common Stock and thus may adversely affect the rights of holders of shares of the Common Stock. See "Description of Capital Stock-- Preferred Stock" and "--Certain Limited Liability, Indemnification and Anti-takeover Provisions."

DILUTION

  Purchasers of shares of Common Stock (at an assumed initial public offering price of $11.00 per share) will experience immediate and substantial dilution of $7.16 per share in net tangible book value. See "Dilution."

DIVIDENDS

  Following the offering, the Company intends to retain any future earnings for use in its business and, other than the S Corp Related Distribution (as defined herein), does not anticipate paying cash dividends in the foreseeable future. There can be no assurance that the Company will ever pay a cash dividend. See "Dividend Policy."

                              COMPANY BACKGROUND

  Alternative Distribution Systems, Inc. (the "Company") was incorporated in Delaware on January 30, 1996. Prior to February 1, 1996, the shares of capital stock of the six companies formerly comprising the Alternative Transportation Systems Group (consisting of Alternative Transportation Systems, Inc.; Area Transportation Company; Freight Connections International, Ltd.; Independent Contractor Services, Inc.; Roll & Hold Warehousing & Distribution Corp.; and Western Intermodal Services, Ltd.) were owned by three individual stockholders (the "Current Stockholders"). Effective February 1, 1996, the Company exchanged shares of its newly-issued Common Stock for shares of each of the six companies. Accordingly, upon consummation of the share exchange the Current Stockholders became the sole stockholders of the Company and each of the six companies became a wholly-owned subsidiary of the Company. Following the share exchange, Alternative Transportation Systems, Inc. was merged with and into the Company, with the Company being the surviving corporation in the merger. Unless otherwise indicated, all information in this Prospectus has been adjusted to reflect and give effect to the share exchange and merger as herein described.

  The predecessor operations of the Company began in the mid-1970s as a trucking firm serving Midwest-based metals producers. During the 1980s, the ATS Group began offering warehousing and intermodal services, and has since evolved into a full service distribution company specializing in providing services to the metals industry.

  The Company's principal executive offices are located at 935 West 175th Street, Homewood, Illinois 60430. Its telephone number is (708) 799-4990.

                                USE OF PROCEEDS

  The net proceeds to the Company from the offering are estimated to be approximately $15.9 million, assuming an initial public offering price of $11.00 per share, after deducting the underwriting discounts and offering expenses payable by the Company.

  The net proceeds of the offering will be used to repay $12.1 million of outstanding indebtedness of the Company (which indebtedness bears interest at a composite rate of 8.1% per annum and is otherwise due from 1997 to 2005), to fund the distribution described under the caption "S Corporation Status-- Related Distribution" in the amount of $3.8 million and for other general corporate purposes. Of the $12.1 million of indebtedness to be repaid from the proceeds of the offering, approximately $6.9 million is term debt secured by equipment, warehouses and an office building, and approximately $5.2 million are short-term borrowings incurred to fund construction of the Company's Hammond, Indiana warehouse ($2.8 million) and to fund a portion of the S Corp Related Distribution ($2.4 million). Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term investment grade securities.

                  S CORPORATION STATUS -- RELATED DISTRIBUTION

  For taxable periods beginning on and after January 1, 1987 and ending February 1, 1996, each of the six companies formerly comprising the ATS Group was a corporation subject to taxation under Subchapter S (an "S Corporation") of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, the taxable income of such companies, if any, during these periods was taxed for federal (and most state) income tax purposes directly to such companies' stockholders rather than to the Company. Each of such companies terminated its S Corporation status effective February 1, 1996, at which date the Company became subject to income taxation. See Notes 6, 7 and 12 of Notes to Consolidated Financial Statements.

  During the periods when taxed as S Corporations, the companies annually paid additional compensation ("S Corp Stockholder Compensation") to each of the Current Stockholders. The portion of S Corp Stockholder Compensation not utilized by the Current Stockholders to pay or provide for applicable current and deferred federal and state income taxes attributable to such S Corp Stockholder Compensation was reinvested in and contributed to the companies by each of the Current Stockholders as capital. The aggregate amount of capital so contributed by the Current Stockholders during the period January 1, 1987 to January 31, 1996 was approximately $8.7 million.

  Subsequent to January 31, 1996, the Company declared a capital distribution with respect to its Common Stock in an amount equal to the amount of capital that the Current Stockholders had reinvested in the companies formerly comprising the ATS Group (the "S Corp Related Distribution"). Of the $8.7 million S Corp Related Distribution, $4.9 million was paid prior to December 31, 1996. Payment of the remaining $3.8 million of the S Corp Related Distribution will be paid out of the net proceeds of the offering made hereby. Purchasers of the Common Stock in this offering will not receive any portion of the above-described S Corp Related Distribution.

                                DIVIDEND POLICY

  Other than the S Corp Related Distribution described above under the caption "S Corporation Status--Related Distribution," the Company has not declared or paid any cash dividends on, or made any other distribution with respect to, its Common Stock since its formation and does not currently intend to declare or pay any cash dividends on its Common Stock, but intends to retain future earnings for reinvestment in its business. Any future determination by the Company to pay cash dividends on its Common Stock will be at the discretion of the Board of Directors of the Company and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

                                 CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company (i) at December 31, 1996, and (ii) as adjusted to give effect to the sale by the Company of 1,600,000 shares of Common Stock offered hereby and the application of the remaining net proceeds from the offering at an assumed initial public offering price of $11.00 per share, net of underwriting discounts and estimated offering expenses. See "Use of Proceeds" and "S Corporation Status--Related Distribution."

                                                             DECEMBER 31, 1996
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                                (DOLLARS IN
                                                                THOUSANDS)
Short-term debt, including current portion
 of long term debt......................................... $ 8,373   $ 1,914
                                                            =======   =======
Long-term debt, less current portion (1)................... $13,669   $ 8,021
Stockholders' equity:
 Preferred Stock, $0.01 par value; 500,000 shares
  authorized,
  no shares outstanding....................................      --        --
 Common Stock, $0.01 par value;
  10,000,000 shares authorized; 3,349,000 shares
   outstanding;
  4,949,000 shares outstanding, as adjusted (2)............      33        49
 Additional paid-in capital................................     -0-    15,852
 Retained earnings.........................................   3,083     3,083
                                                            -------   -------
  Total stockholders' equity...............................   3,116    18,984
                                                            -------   -------
   Total capitalization.................................... $16,785   $27,005
                                                            =======   =======

---------------------
(1) See Note 5 of Notes to Consolidated Financial Statements for information regarding the Company's long-term indebtedness.
(2) Excludes 400,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Option Plan (including 150,000 shares issuable upon the exercise of outstanding options to be granted under the Company's 1997 Stock Option Plan, none of which will be exercisable prior to December 31,
    1997). See "Management--Employee Benefit Plans--1997 Stock Option Plan."

                                    DILUTION

  As of December 31, 1996, the Company had a net tangible book value of approximately $3.1 million, or approximately $0.93 per share. "Net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities and divided by the number of shares of Common Stock outstanding. After giving effect to (i) the sale of 1,600,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and (ii) the deduction of underwriting discounts and estimated expenses of the offering, the pro forma net tangible book value of the Company as of December 31, 1996 would have been $19.0 million, or $3.84 per share. This represents an immediate increase in net tangible book value of $2.91 per share to the existing stockholders and an immediate dilution of $7.16 per share to new investors. The following table illustrates this per share dilution:

      Assumed initial public offering price per share.............       $11.00
       Net tangible book value per share before the offering...... $0.93
       Increase in net tangible book value per share attributable to new investors..........................................  2.91
                                                                   -----
      Pro forma net tangible book value per share after the
       offering...................................................         3.84
                                                                         ------
      Dilution per share to new investors.........................       $ 7.16
                                                                         ======

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The selected consolidated financial data of the Company shown below should be read in conjunction with the consolidated financial statements, including the related notes thereto, included elsewhere in this Prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The income statement data for each of the three years in the period ended December 31, 1996 and the balance sheet data as of December 31, 1995 and 1996 have been derived from the audited financial statements appearing elsewhere in this Prospectus. The selected income statement data for the years ended December 31, 1992 and 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994 have been derived from audited financial statements of the Company not included herein.

                                    YEARS ENDED DECEMBER 31,
                          ----------------------------------------------
                           1992     1993     1994      1995      1996
                          -------  ------- --------- --------- ---------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Net operating revenues.  $42,874  $44,915 $  53,498 $  59,421 $  67,473
 Cost of sales..........   36,174   36,796    43,622    48,293    54,109
                          -------  ------- --------- --------- ---------
 Gross profit...........    6,700    8,119     9,876    11,128    13,364
 Operating expenses.....    5,440    5,780     6,564     7,368     7,752
                          -------  ------- --------- --------- ---------
 Operating income.......    1,260    2,339     3,312     3,760     5,612
 Interest expense.......      388      390       544       835     1,089
 Interest income and
  other, net............       24       23       114       131       182
                          -------  ------- --------- --------- ---------
 Income before S Corp
  Stockholder
  Compensation and
  income taxes..........      896    1,972     2,882     3,056     4,705
 S Corp Stockholder
  Compensation (1)......      924    1,972     2,882     3,056       310
                          -------  ------- --------- --------- ---------
 Income before income
  taxes.................      (28)     --        --        --      4,395
 Income taxes...........      --       --        --        --      1,755
                          -------  ------- --------- --------- ---------
 Net income.............  $   (28) $   -0- $     -0- $     -0- $   2,640
                          =======  ======= ========= ========= =========
 Pro forma income before
  income taxes (2)......                                       $   4,705
 Pro forma income taxes.                                           1,879
 Pro forma net income...                                           2,826
SUPPLEMENTAL PRO FORMA
 INCOME STATEMENT DATA
 (3):
 Net income.............                                       $   3,362
                                                               =========
 Net income per share
  (4)...................                                       $    0.68
                                                               =========
SELECTED OPERATING DATA:
 Number of warehouse
  facilities (at period
  end)..................       13       13        14        15        16
 Warehouse square
  footage (at period
  end)..................  711,000  864,000   841,000 1,213,000 1,358,000
 Number of truck
  tractors (at period
  end)..................      222      219       243       286       286
 Warehouse "through-put"
  (in tons) (5).........  705,000  820,000 1,049,000 1,317,000 1,777,000

                                              DECEMBER 31,
                         -----------------------------------------------------------
                                                                          1996
                          1992     1993     1994    1995     1996    AS ADJUSTED (6)
                         -------  -------  ------- -------  -------  ---------------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital
  (deficit)............. $  (306) $  (377) $   957 $(1,420) $(9,705)     $   515
 Total assets...........  12,104   17,917   21,980  30,986   38,321       38,321
 Total debt.............   3,409    6,860    7,850  14,062   22,042        9,935
 Stockholders' equity...   5,261    6,176    7,797   8,870    3,116       18,984

---------------------
(1) For all periods shown prior to February 1, 1996, the Company elected to be treated as an S Corporation and, as a result, the income of the Company, if any, was taxed for federal and state income tax purposes directly to the Company's stockholders rather than to the Company. S Corp Stockholder Compensation represents additional compensation paid to the Company's stockholders in each year. The portion of S Corp Stockholder Compensation not utilized by the stockholders to pay or provide for the stockholders' applicable current and deferred federal and state income taxes attributable to such S Corp Stockholder Compensation was reinvested in the Company as capital. See "S Corporation Status--Related Distribution" and Notes 6, 7 and 12 of Notes to Consolidated Financial Statements.
(2) Pro forma income statement data have been computed by adjusting historical net income for the year ended December 31, 1996 as if the Company had been a C corporation for the entire period and had not recorded any S Corp Stockholder Compensation during such period. See "S Corporation Status-- Related Distribution" and Notes 6, 7 and 12 of Notes to Consolidated Financial Statements.
(3) Supplemental pro forma income statement data have been computed by (i) adjusting historical net income for the year ended December 31, 1996 as if the Company had been a C corporation for the entire period and had not recorded any S Corp Stockholder Compensation during such period and (ii) giving effect to the offering of 1,600,000 shares of Common Stock made hereby and the use of the estimated net proceeds therefrom to repay interest-bearing indebtedness and to fund the payment of the S Corp Related Distribution, as if the offering had occurred on January 1, 1996. See "Use of Proceeds," "S Corporation Status--Related Distribution" and Notes 6, 7 and 12 of Notes to Consolidated Financial Statements.
(4) Supplemental pro forma net income per share has been calculated by dividing supplemental pro forma net income by pro forma weighted average shares assumed to be outstanding, after giving effect to the issuance of the number of shares of Common Stock to be issued in the offering made hereby (1,600,000 shares). See "Use of Proceeds" and "S Corporation Status--Related Distribution."
(5) Warehouse "through-put" in any period represents the aggregate amount of metals (measured in tons) that were shipped from the Company's warehouses (excluding intermodal warehouses) during the specified period.
(6) Adjusted to give effect to the offering of 1,600,000 shares at an assumed offering price of $11.00, and the application of the net proceeds therefrom to repay existing indebtedness of $12.1 million and to fund $3.8 million of the S Corp Related Distribution to the Current Stockholders. See "Use of Proceeds," "S Corporation Status--Related Distribution" and "Capitalization."

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

  The following discussion of the Company's financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and the notes thereto and the consolidated financial statements and notes thereto of the Company included elsewhere in this Prospectus.

GENERAL

  The Company believes it is the leading national provider to the metals industry of fully integrated distribution services. Key components of its distribution services include the Company's warehousing, trucking and intermodal operations. The Company derives revenues from its warehousing, trucking and intermodal operations either on a "bundled" or stand-alone basis. As a logistics manager, the Company integrates these services to provide seamless "door-to-door" transportation and distribution services to its customers. For example, during 1996, approximately 75% of the Company's top 50 customers (measured in terms of total dollar revenues) purchased two or more of the distribution services offered by the Company. The Company does not acquire ownership of any of the metals it ships or warehouses. The Company derives warehousing revenues by collecting handling charges upon metals' entering and leaving a Company warehouse, together with a periodic storage fee and fees for other miscellaneous value-added services.

  Through its intermodal operations, the Company purchases a significant amount of transportation services (rail, truck and barge) from unaffiliated third-party providers. As a result, the cost of purchased transportation is included in both the Company's revenues and cost of sales.

 History

  The Company's predecessor operations began in the mid-1970s as a trucking firm serving Midwest-based metals producers. In the 1980s, the Company began offering warehousing and intermodal services to the metals industry. In 1986, the Company incurred significant indebtedness to purchase the ownership interest of a majority stockholder, and during the period from 1986 to 1991 the Company focused on reducing its indebtedness and strengthening its existing operations.

  Responding to changes in the metals supply chain, in 1991 the Company began to make significant capital investments to open additional metals warehouse and distribution centers and expand the capacity of existing facilities and locations. Substantially all of these facilities are operated under long-term lease arrangements or, in the case of the Indianapolis, Indiana and Macedonia, Ohio (Cleveland) warehouses, owned by the Company. From the beginning of 1991 through 1996, the Company added approximately 925,000 square feet of additional net warehouse capacity. During 1995, the Company made capital expenditures in the amount of $7.7 million to construct and equip its Macedonia warehouse and distribution center, which was opened in May 1995, and to expand its warehouse capacity at its existing Indianapolis facility. In July 1996 the Company committed to construct a new 102,000 square feet warehouse and distribution center adjacent to its existing Hammond, Indiana facility at a cost of approximately $4.0 million. The Company currently expects this new facility to be completed and in operation by the summer of 1997. In November 1996, the Company also committed to construct a new 110,000 square feet warehouse and distribution center at Indiana's International Port/Burns Harbor, located in Portage, Indiana, at a cost of approximately $4.2 million. This facility, which the Company currently expects to be completed and in operation in the summer of 1997, is being built as part of a joint venture between the Company and Fednav Limited, the largest operator of ocean vessels using the Great Lakes/St. Lawrence Seaway system. Due to start-up operating expenses and initial build up of through-put associated with new facilities, new warehouse and distribution facilities typically do not achieve positive pre-tax income until 12 to 18 months following the commencement of operations.

 Prior S Corp Status

  For taxable periods beginning on and after January 1, 1987 and ending February 1, 1996, each of the six companies formerly comprising the ATS Group was an S Corporation. As a result, the taxable income of such companies, if any, during this period was taxed for federal (and most state) income tax purposes directly to such companies' stockholders rather than to the Company. Each of such companies terminated its S Corporation status effective February 1, 1996, at which date the Company became subject to income taxation. See Notes 6, 7 and 12 of Notes to Consolidated Financial Statements.

  During the periods when taxed as S Corporations, the companies annually paid S Corp Stockholder Compensation to each of the Current Stockholders. The portion of S Corp Stockholder Compensation not utilized by the Current Stockholders to pay or provide for applicable current and deferred federal and state income taxes attributable to such S Corp Stockholder Compensation was reinvested in and contributed to the companies by each of the Current Stockholders as capital. The aggregate amount of capital so contributed by the Current Stockholders during the period January 1, 1987 to January 31, 1996 was approximately $8.7 million. Subsequent to January 31, 1996, the Company declared an S Corp Related Distribution to the Current Stockholders in an amount equal to the amount that the Current Stockholders had reinvested in the companies as described above. Of this $8.7 million S Corp Related Distribution, $4.9 million was paid prior to December 31, 1996. The remaining $3.8 million of the S Corp Related Distribution will be paid upon the consummation of the offering. See "Use of Proceeds" and "S Corporation Status--Related Distribution."

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain information derived from the Company's consolidated statements of income, expressed as a percentage of net operating revenues, and the percentage change in such items compared to the same period in the prior year.

                                     PERCENTAGE OF NET          PERCENTAGE
                                    OPERATING REVENUES           INCREASE
                                  --------------------------  ----------------
                                   YEARS ENDED DECEMBER
                                            31,               1994  1995  1996
                                  --------------------------   TO    TO    TO
                                  1993   1994   1995   1996   1993  1994  1995
                                  -----  -----  -----  -----  ----  ----  ----
Net operating revenues........... 100.0% 100.0% 100.0% 100.0% 19.1% 11.1% 13.6%
Cost of sales....................  81.9   81.5   81.3   80.2  18.6  10.7  12.0
                                  -----  -----  -----  -----
 Gross profit....................  18.1   18.5   18.7   19.8  21.6  12.7  20.1
Operating expenses...............  12.9   12.3   12.4   11.5  13.6  12.2   5.2
                                  -----  -----  -----  -----
 Operating income................   5.2    6.2    6.3    8.3  41.6  13.5  49.3
Interest expense.................   0.9    1.0    1.4    1.6  39.5  53.5  30.4
Interest income and other, net...   0.1    0.2    0.2    0.3    NM  14.9  38.9
                                  -----  -----  -----  -----
 Income before S Corp Stockholder
  Compensation...................   4.4    5.4    5.1    7.0  46.1   6.0  54.0
Pro forma tax expense............    NA     NA     NA    2.8    NA    NA    NA
                                  -----  -----  -----  -----
 Pro forma net income (1)........    NA     NA     NA    4.2%   NA    NA    NA
                                  =====  =====  =====  =====

---------------------
NA=Not applicable
NM=Not meaningful
(1) For the periods shown prior to February 1, 1996, the Company operated as an S Corporation and was not subject to federal and state income taxes. Pro forma tax expense has been computed by applying the estimated income tax rates that would have applied to income before S Corp Stockholder Compensation if the Company had been operating as a C Corporation. See Note 12 of Notes to Consolidated Financial Statements.

 Fiscal 1996 Compared to Fiscal 1995

  Net operating revenues increased by $8.1 million, or 13.6%, to $67.5 million in 1996 from $59.4 million in 1995. During 1996 the Company benefitted from the expansion of its existing facilities in Indianapolis, Indiana and Davenport, Iowa (which expansions were completed during 1995 and 1996, respectively), as well as its new warehouse facility in Macedonia, Ohio (which was completed during 1995). These capacity expansions generated growth in regional short-haul trucking revenues and increased warehousing revenues. The Company also benefitted from better utilization of existing warehouse facilities--i.e., the Company experienced higher inventory levels and improved inventory turns at these facilities. The Company also experienced growth in dedicated on-site dispatch and logistics services.

  Cost of sales increased by $5.8 million, or 12.0%, to $54.1 million in 1996 from $48.3 million in 1995, primarily as a result of increased labor and related expenses, increased fuel costs and warehouse rent associated with the increased volume of trucking and warehouse activity.

  Gross profit increased by $2.3 million, or 20.1%, to $13.4 million in 1996 from $11.1 million in 1995. As a percentage of net operating revenues, gross profit increased from 18.7% in 1995 to 19.8% in 1996. This increase in gross margin was primarily attributable to increased utilization realized at the Company's new and expanded warehouses and increased use of higher-margin Company-owned trucks with specialized equipment in short-haul and logistics management operations.

  Operating expenses increased by $0.4 million, or 5.2%, to $7.8 million in 1996. As a percentage of net operating revenues, operating expenses decreased from 12.4% in 1995 to 11.5% in 1996. The decrease in operating expenses as a percentage of revenues was primarily a result of the spreading of relatively fixed costs, including staffing, over a larger revenue base.

  Operating income increased by $1.9 million, or 49.3%, to $5.6 million in 1996 from $3.8 million in 1995. Operating income as a percentage of net operating revenues increased to 8.3% in 1996 from 6.3% for the corresponding period in the prior year.

  Interest expense increased by $254,000, or 30.4%, from $835,000 in 1995 to $1.1 million in 1996. This increase was primarily attributable to increased borrowings incurred in connection with the addition of warehouse capacity in Macedonia, Ohio and Indianapolis, Indiana, as well as the replacement of 70 tractors in the Company-owned tractor fleet and the acquisition of 25 additional specialized trailers. As a percentage of net operating revenues, interest expense increased from 1.4% in 1995 to 1.6% in 1996.

  The Company's income tax provision for 1996 was $1.8 million, reflecting an effective rate of 40.0%. Prior to February 1, 1996, the Company operated as an S Corporation and was not subject to federal and state income taxes.

 Fiscal 1995 Compared to Fiscal 1994

  Net operating revenues increased by $5.9 million, or 11.1%, to $59.4 million in 1995 from $53.5 million in 1994. The majority of this increase was attributable to increased warehousing revenues. Warehousing revenues increased primarily from increased utilization of warehouse capacity at the Company's Gary, Indiana warehouse location, as well as from expanded capacity at four other warehouse locations during the year. This increase in warehouse utilization, in turn, generated increased trucking revenues. Trucking revenues also increased as a result of increased dedicated trucking services at certain customer locations. Increased trucking revenues accounted for the balance of the growth in net operating revenues for the year. The growth in warehousing and trucking revenues was negatively impacted by a significant restructuring of purchasing operations by one of the Company's major end-users. This restructuring caused a slower than normal build-up of through-put at one of the Company's new facilities.

  Cost of sales increased by $4.7 million, or 10.7%, to $48.3 million in 1995 from $43.6 million in 1994, primarily as a result of increases in variable labor expense associated with the increased warehousing and trucking activities.

  Gross profit increased by $1.3 million, or 12.7%, to $11.1 million in 1995 from $9.9 million in 1994. As a percentage of net operating revenues, gross profit increased slightly from 18.5% in 1994 to 18.7% in 1995. This increase in gross margin was primarily attributable to the growth in warehousing revenues as well as increased Company-owned truck revenues due to the focus on short-haul, dedicated operations.

  Operating expenses increased by $0.8 million, or 12.2%, to $7.4 million in 1995 from $6.6 million in 1994. Incremental labor and related benefit expenses, together with information system expenses, accounted for the majority of the dollar increase, primarily due to facility growth. As a percentage of net operating revenues, operating expenses remained relatively constant.

  Operating income increased by $448,000, or 13.5%, to $3.8 million in 1995 from $3.3 million in 1994. Operating income as a percentage of net operating revenues was 6.3%, up slightly from 6.2% in 1994.

  Interest expense increased $291,000, or 53.5%, from $544,000 in 1994 to $835,000 in 1995. This increase was primarily attributable to increased average borrowings outstanding incurred to finance the construction of the Company's Macedonia, Ohio warehouse facility and the expansion of the Company's warehouse capacity at its existing Indianapolis, Indiana facility, and to increase the number of Company-owned truck units by approximately 15. As a percentage of net operating revenues, interest expense increased from 1.0% in 1994 to 1.4% in 1995.

QUARTERLY RESULTS; SEASONALITY

  The following table sets forth certain summary unaudited quarterly financial information of the Company for each quarter in 1995 and 1996. In the opinion of management, this quarterly information has been prepared on a basis consistent with the Company's audited financial statements appearing elsewhere in this Prospectus and reflects adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period, and there can be no assurance that any trends reflected in such results will continue in the future.

                                                      QUARTERS ENDED
                         -------------------------------------------------------------------------
                         MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31,
                           1995     1995     1995      1995     1996     1996     1996      1996
                         -------- -------- --------- -------- -------- -------- --------- --------
                                                      (IN THOUSANDS)
Net operating revenues.. $14,349  $14,830   $14,801  $15,441  $16,978  $16,751   $16,748  $16,996
Gross profit............   2,678    2,748     2,690    3,012    3,146    3,553     3,245    3,420
Operating income........     884      870       806    1,200    1,221    1,727     1,304    1,360

  Revenues from the Company's trucking and intermodal operations generally reflect a seasonal pattern, because various customers reduce shipments during and after the winter holiday season and during a portion of the summer when certain metals-consuming manufacturers temporarily shut down. However, in recent periods this seasonality has been offset by substantial growth in the Company's warehousing revenues.

  The Company's quarterly results of operations also may fluctuate materially depending on the timing of the opening of new warehouse and distribution centers and related start-up expenses and initial build up of through-put.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary capital requirements to date have been for acquisition and expansion of warehouse and distribution centers, equipment purchases (primarily tractors and truck trailers) and working capital to fund operations associated with these expansions. Over the past three fiscal years, the Company has invested an aggregate of approximately $13.8 million in Company-owned warehouse and distribution center facilities. The Company's primary sources of funds for its business activities during this period have been cash flow from operations and bank borrowings under its revolving lines of credit and term loans.

  Net cash provided by operating activities was $3.5 million in 1994, $3.4 million in 1995 and $5.5 million in 1996. Net cash used in investing activities was $3.3 million in 1994, $11.4 million in 1995 and $9.5 million in 1996. Principal uses of cash in 1994 were purchases of property, plant and equipment in the amount of $3.4 million (principally associated with the Company's tractor fleet operations). Principal uses of cash in 1995 were purchases of property and equipment in the amount of $11.3 million (principally associated with the Company's Indianapolis, Indiana and Macedonia, Ohio warehouse and distribution centers). Principal uses of cash in 1996 were purchases of equipment in the amount of $7.1 million (principally associated with the Company's tractor and trailer fleet operations), and construction of the Hammond, Indiana facility in the amount of $2.8 million.

The Company has budgeted 1997 capital expenditures in the amount of approximately $14.8 million, including approximately $1.2 million in connection with the completion of construction of a new 102,000 square feet warehouse facility adjacent to its existing Hammond, Indiana facility, approximately $4.2 million in connection with the construction of a new 110,000 square feet warehouse facility at Indiana's International Port/Burns Harbor in Portage, Indiana, and approximately $4.9 million in connection with the purchase of approximately 50 tractors (of which 25 are a net addition to the Company's fleet) and 30 additional truck trailers. The Company has historically financed substantially all of the purchase price of truck tractors and trailers through installment notes payable to lenders.

  Net cash provided by financing activities was $2.6 million in 1994, $6.5 million in 1995, and $3.3 million in 1996. The cash provided in 1994, 1995 and 1996 was the result of increased short-term and long-term borrowings and the payment in 1996 of a portion of the S Corp Related Distribution in the amount of $4.9 million.

  At December 31, 1996, the Company had a working capital deficit in the amount of $9.7 million, which was primarily attributable to $5.2 million of short-term borrowings outstanding under the Company's revolving credit facilities and a $3.8 million current liability recorded to reflect the balance payable of the S Corp Related Distribution. The short-term borrowings were incurred to fund construction of the Company's new Hammond, Indiana warehouse and to fund a portion of the S Corp Related Distribution. The Company expects to repay those borrowings with a portion of the proceeds of the offering made hereby. The $3.8 million current liability associated with the S Corp Related Distribution will also be discharged with a portion of the proceeds of the offering made hereby.

  As of December 31, 1996, the Company had outstanding borrowings of $5.2 million under its three revolving lines of credit, under which the Company may borrow up to an aggregate of $11.0 million for working capital. Borrowings under these agreements bear interest at the lender's prime rate or a rate equal to a spread over LIBOR (which rate at December 31, 1996 averaged 7.9%) and are due upon demand. These borrowings are collateralized by the Company's trade accounts receivable, equipment and warehouse construction in progress assets.

  In addition, at December 31, 1996, the Company had term loans collateralized by warehouses, an office building and land in the aggregate principal amount of $8.0 million. These term loans bear interest, payable monthly, at a composite rate of 8.2% per annum and are due between 1997 and 2000. At December 31, 1996, the Company also had outstanding $8.8 million in principal amount of installment notes collateralized by equipment. These notes bear interest at both fixed and floating rates (based upon the lender's prime rate or LIBOR) (a composite rate of 7.0% at December 31, 1996). Interest is payable monthly and the notes are due through 2005. It is currently anticipated that future expansion of warehouse capacity will be financed with term loans collateralized by the warehouse property.

  The Company believes that existing cash and cash flow from operations, borrowings to be available under its current bank agreements and additional term loans collateralized by any new or existing warehouse properties will be sufficient to fund operating needs as well as anticipated capital expenditures, for at least the next 18 to 24 months. See "Use of Proceeds."

INFLATION

  Inflation has not had a material impact on the Company's results of operations or financial condition during the past five years. However, inflation higher than experienced in the past five years could have an adverse effect on the Company's future financial condition or results of operations.

                                   BUSINESS

GENERAL

  The Company believes it is the leading national provider to the metals industry of fully integrated distribution services, including transportation, warehousing and third-party logistics services. Over the course of more than fifteen years in the metals distribution business, the Company has developed specialized systems, equipment and expertise which enable it to handle, warehouse and transport high-value metals (primarily steel and aluminum) requiring time-sensitive delivery in coordination with end-users' increasingly sophisticated inventory management requirements. The Company's capabilities allow it to offer integrated, turn-key solutions to the distribution demands of steel and other metals producers. These distribution demands are increasingly complex, as producers increase their outsourcing of metals processing while their customers (metals-consuming manufacturers) embrace just-in-time inventory systems and higher raw materials quality standards.

INDUSTRY OVERVIEW AND KEY INDUSTRY TRENDS

  The effective delivery of metals from primary producers and processors to metals-consuming manufacturers poses unique distribution challenges, particularly in a just-in-time delivery environment. In order to maximize production efficiencies, steel is produced in large quantities, typically in 100 plus ton "heats," or lot sizes. These production requirements must necessarily be balanced against the consumption and scheduling requirements of processors and end-users (which typically consume steel in much smaller quantities, with delivery in many cases required to be made within minutes of a prescribed delivery time at manufacturing facilities removed from production sites). As a result, the metals supply chain is complex, requiring coordination and communication among a varied group of metals producers, processors, distributors, service centers, transporters and end-users, all in an effort to maximize production efficiencies and reduce total costs.

  Participants in the metals supply chain include: (i) primary producers, which produce steel and aluminum in large quantities from basic ingredients, and which include the major domestic integrated producers, the so-called "mini-mills" and foreign producers of steel and aluminum; (ii) metals processors, which add value to steel and aluminum by changing its physical characteristics; (iii) distributors and service centers, which typically buy and hold in inventory large "mill lot size" quantities of steel and aluminum and resell smaller quantities to end-users; (iv) transporters, including trucking companies, intermodal specialists, barge companies, railroads and ocean shipping companies; (v) warehouse and distribution centers, which store metals until they are utilized in processing or manufacturing operations and which may include regional and local warehouses operated by independent owners, as well as internal storage capacity at metals producers and processors; (vi) brokers and international trading companies, which buy, sell, distribute and transport products; and (vii) end-users of processed steel and aluminum, which include manufacturers of automobiles, appliances, agricultural and construction equipment, metal buildings components, food and beverage metal packaging and other metals-consuming industries.

  Demand for distribution services in the metals supply chain is driven by several recent industry trends:

    Just-in-Time Delivery Systems. During the 1980s, the major U.S. auto manufacturers began to adopt "pull-through" production techniques to minimize inventory and other carrying costs by reducing waste generated as a result of lost machine time, reducing inefficient labor and/or facility utilization and minimizing scrap and the production of excess inventories. A critical element of these production techniques is the "just-in-time" inventory delivery system, which provides for the cost-efficient production and delivery by suppliers to manufacturers of necessary parts in smaller, more frequent shipments just prior to their use in the manufacturing process. In recent years, just-in-time inventory management has continued to be embraced by auto manufacturers and has begun to achieve acceptance among other metals consuming manufacturers, a trend the Company expects to continue.

    The adoption of just-in-time inventory delivery systems has forced inventories of metals and other component parts "upstream" in the metals supply chain to producers, processors and distributors. End-users increasingly measure raw material stock-on-hand in hours rather than in days or weeks of supply. In addition, manufacturers still demand control of their production inputs, creating a need for precise coordination, sophisticated information systems, mutual production forecasting and rapid communication among metals producers, processors, distributors and end-users.

    Total Quality Management. As a result of increased global competition, manufacturers have dramatically increased the quality demands they place on their suppliers. For example, producers of flat-rolled steel strive to deliver 100% usable steel within close tolerances and without damage. These higher quality standards have created a demand for controlled-environment, high quality transportation and warehousing services of the type supplied by the Company. Like just-in-time inventory methods, total quality management is a growing priority among manufacturers of all kinds. For example, within the last several years the U.S. auto manufacturers have required their primary steel suppliers to achieve QS 9000 designation, which is an array of special quality standards promulgated by the Automotive Industry Action Group, an industry group comprised of the major U.S. auto manufacturers and suppliers.

    Outsourcing. The metals supply chain is characterized by increased outsourcing of specialized processing, warehousing, distribution and transportation functions. Striving to improve quality and reduce total costs, primary steel producers have found it more cost-effective to focus on the production and sale of standard size and tolerance steel to large volume purchasers. On the other hand, metals-consuming manufacturers seek to purchase further processed (e.g., slit, cut to length, blanked, coated, etc.) steel, free from defects, within close tolerances, on shorter lead times and with more reliable and more frequent delivery than the primary steel producers can effectively provide. Furthermore, many metals-consuming manufacturers that formerly processed steel "in-house" for use in their manufacturing operations are increasingly electing to focus on their core manufacturing/assembly businesses and are outsourcing their processing requirements. As a result, there is an increasing trend by both producers and end-users toward outsourcing processing, distribution, warehousing, logistics and transport functions to third-party providers.

    Segmentation of Metals Supply Chain. Due to increased outsourcing, the number of links in the metals supply chain continues to increase. As a result of this increase, the velocity of "through-put" in the chain is increased between and among participants, promoting demand and creating additional opportunities for fully integrated distribution service providers such as the Company.

    Supplier Concentration. To achieve scale economies, to increase quality and to better manage and coordinate among the increasing number of specialized participants in the metals supply chain, steel and aluminum producers and processors are increasingly committed to reducing the number of distribution service suppliers with which they do business and to "sole-sourcing" transportation, distribution and warehousing services. In such an environment, metals producers and processors place a premium on full-service providers with specialized experience and expertise in the metals industry.

    Growth in Intermodal Transportation. The U.S. intermodal industry has experienced significant growth since 1990. Following deregulation of the railroad industry in the 1980s and bolstered by consolidation of the industry in the 1990s, improved rail service and substantial advancements in equipment and technology have reduced the cost and increased the reliability of intermodal transportation. At the same time, driver shortages and higher operating costs in both the long-haul for hire and private trucking markets have made intermodal transportation more cost-effective, particularly for shipments traveling long distances.

    Increased Globalization of Metals Supply. The market for raw and processed steel and aluminum is increasingly global in scope. Historically, domestic consumers, producers and processors utilized "spot" purchases from foreign producers on an opportunistic basis to meet temporary periods of excess domestic demand. Today, however, there is an increasing trend toward planned import-export purchase decisions to balance global supply and demand for metals. As metals move in international markets, demand for sophisticated intermodal transportation and distribution systems has increased.

  In 1995, total shipments to or within the U.S. by domestic and foreign steel producers were approximately 115 million tons. In 1995 (the most recent year for which industry data are available) domestic aluminum producers shipped approximately 10.5 million tons. While difficult to estimate, the Company believes that the actual tonnage of steel and aluminum carried by all transporters was much higher than the amount of such metals produced, due to the segmentation of the metals industry described above and the multiple shipment of the same material to and through various specialty metals finishing operations, distributors and service centers. During 1996, the Company transported approximately 3.6 million tons of steel and aluminum, and approximately 1.8 million tons of steel and aluminum were shipped from the Company's warehouses.

OPERATING STRATEGY

  Set forth below are the principal elements of the Company's operating strategy:

  . Focus on the Metals Industry. Metals distribution is characterized by demanding quality and product management requirements within an environment of complex distribution demands. These distribution demands are driven by the need to balance steel producers' bulk production requirements against the just-in-time inventory systems increasingly employed by processors and end-users. The Company has provided transportation and distribution services to the metals industry for over 15 years, and has gained credibility with and expertise serving producers, processors, transporters and end-users. The Company's sophisticated and computerized inventory management systems, together with electronic data interchange links to customers, enable producers and end-users to monitor inventories in the Company's warehouses, plan and schedule production and transmit shipment requirements.

  . Development of Innovative Distribution Solutions. The Company has developed a variety of customized and innovative distribution solutions designed to accommodate the demanding input quality and timing requirements of its end-users, while maximizing safety and cost effectiveness to the Company, its employees and customers. For example, the Company's Sliding Load Equalization Device ("SLED") has been designed to distribute the weight of a steel coil evenly throughout a shipping container in order to maximize safety and transport efficiency during intermodal shipment. In addition, a SLED allows the Company to utilize standard non-Company owned shipping containers, minimizing the risk of business lost due to equipment location imbalance. The Company's Quality Delivery System (consisting of specialized trailers designed to safely and securely deliver a wide range of metals products, including steel coils), combined with its heat and humidity-controlled warehouse and distribution centers equipped with pull-through truck bays utilizing airlocks, enables the Company to efficiently load, transport, unload and store metals with minimal risk of damage or condensation in almost any weather condition.

  . Provide a Full Range of Distribution Services. The Company seeks to be a full range provider of distribution, transportation, warehousing and third-party logistics services to the metals industry. The Company's warehousing and distribution services include sophisticated inventory tracking and management services, just-in-time delivery capability, electronic data interchange (including advance shipping notices), packaging services, and heat and humidity-controlled warehouses. Through its trucking and intermodal operations, the Company offers its customers short-haul, cross-country and dedicated transportation service. The Company regularly provides third-party logistics services as an integral part of its distribution solutions or on a stand-alone basis. The Company has employees on-site at certain key customer locations, providing dedicated third-party dispatch and other logistics management services for such customers.

  . Provide Integrated, "Seamless" Distribution Services. By combining or "bundling" the Company's transportation, warehousing and distribution services, the Company is able to provide total solutions to its customers' distribution needs. Integration not only allows the Company to provide distribution services individually tailored to meet its customers' needs, but also allows the Company to offer "one-stop shopping" to its customers. This includes common marketing, customer service and billing for all services provided.

  . Focus on Regional and Dedicated Trucking Services. The Company believes that anticipated growth of just-in-time delivery and intermodal programs, coupled with the increased use of warehousing at points nearer manufacturing facilities, will create additional opportunity and demand for the Company's regional and dedicated trucking services. The Company also believes that regional and dedicated trucking services are more attractive to drivers and, therefore, enable the Company to recruit and retain more highly qualified and experienced drivers.

GROWTH STRATEGY

  The Company believes that the ongoing proliferation of just-in-time delivery systems, the increasing emphasis on input quality, the continued outsourcing of processing, distribution and logistics capabilities and the resulting changes in the metals supply and distribution chain pose significant opportunities for future growth. Specific elements of the Company's growth strategy include the following:

  . Expansion of Warehousing and Distribution Centers. Since the beginning of 1991, the Company has added 10 warehouse and distribution locations. In addition to generating warehousing revenues, these facilities promote growth in the Company's trucking, intermodal and logistics operations. The Company is scheduled to open two new warehouse and distribution centers with an aggregate capacity of approximately 212,000 square feet by the summer of 1997. In addition, the Company intends to further expand its warehouse and distribution capacity by 25% to 40% over the next five years by identifying three to five new geographic locations for additional warehouse and distribution centers and/or by expanding the capacity of its existing centers. The Company seeks to build, purchase or lease additional warehouse and distribution facilities at points of concentrated metals consumption or production.

  . Marketing of Just-in-Time and Total Quality Management Expertise to New Customer Segments. The Company has developed expertise in just-in-time delivery and total quality management programs primarily through serving the major U.S. automobile manufacturers, which continue to embrace just-in-time delivery and total quality management principles. The Company is also marketing this expertise to foreign auto manufacturers with production facilities in the United States and to the other major metals-consuming manufacturers it serves. For example, companies in the major appliance, construction and agricultural equipment and building materials industries have recently begun adopting these principles in their own production facilities, enabling the Company to market its specialized expertise to a broader customer base.

  . Focus on Import-Export Distribution Business. As the sourcing of metals continues to become more global in scope, the Company is expanding its marketing efforts to provide its specialized services to international producers, processors and trading companies requiring reliable distribution services throughout the United States and to domestic producers seeking access to foreign markets. The Company intends to utilize joint ventures and other strategic alliances with international partners to advance these import-export efforts. For example, in November 1996, the Company formed a joint venture with Fednav Limited, the largest operator of ocean vessels in the Great Lakes/St. Lawrence Seaway system. Under the terms of the contract awarded to the joint venture by the Indiana Port Commission, the Company will construct and operate a 110,000 square feet metals warehouse and distribution center and Fednav Limited will serve as general cargo terminal operator and stevedore at Indiana's International Port/Burns Harbor, located in Portage, Indiana. It is currently expected that the Burns Harbor warehouse facility will begin operations in the summer of 1997, and the terminal operations and stevedoring will commence in 1999.

  . Expand "Core-Carrier" Regional Trucking Business. The Company's trucking operations serve as one of a select group of pre-qualified "core-carriers" to numerous steel and aluminum producers and processors, and the Company seeks to expand that business to new customers in the metals industry. The Company is leveraging its unique equipment, technology and handling capabilities to gain market share in the metals industry from non-specialized carriers who are unable to provide the service commensurate with that provided by the Company.

  . Increase Intermodal Business. Improved rail service and substantial advancements in equipment and technology have reduced the cost and increased the reliability of intermodal transportation. At the same time, driver shortages and higher operating costs in both the long-haul for hire and private trucking markets have made intermodal transportation more attractive, particularly for shipments traveling long distances. The Company will expand the scope of its intermodal operations as it adds additional rail and/or water-served warehouse and distribution centers to its current network of 16 warehouse and distribution centers.

OPERATIONS

  The Company provides integrated distribution services to the metals industry. Key components of its distribution services include the Company's warehousing, intermodal and trucking operations. These services may be marketed and sold separately, or marketed, sold and packaged in combination, to provide a full range of door-to-door transportation and distribution services. For example, during 1996, approximately 75% of the Company's top 50 customers (measured in terms of total dollar revenues) purchased two or more of the distribution services offered by the Company.

 Warehousing and Distribution Operations

  As of December 31, 1996, the Company had a network of 16 warehouse and distribution centers in California, Illinois, Indiana, Iowa, Ohio, North Carolina, Texas and Washington that specialize in the storage, consolidation and distribution of metals, primarily flat rolled steel and aluminum, tin plate, steel pipe and bars. The Company's warehouse and distribution facilities range in size from approximately 18,000 square feet to 270,000 square feet and are generally located at or near points of concentration for the production and/or consumption of metals. The Company's warehousing and distribution services are utilized by metals producers and processors, as well as several major railroads which may package door-to-door transportation and warehousing programs. The Company may sell its warehousing services independently or as a part of a complete transportation package involving door-to-door transportation service. Customers utilizing the Company's complete transportation package are not billed separately for the transportation and warehousing, but receive a single invoice. Metals typically remain at the Company's warehouse and distribution facilities as little as several hours or as long as several months.

  In response to end-users' increasingly stringent demands with respect to the quality of the metals they receive, a majority of the Company's warehouse capacity is temperature and humidity controlled and provides a pressurized, dust-free environment for the storage of metals, utilizing air-locked pull-through truck bays where the driver will prepare a shipment for loading or unloading. These measures enable the metals to be stored in a warehouse that is free of condensation and other contaminants. Protecting the metals from contaminants is important because they can cause such metals to be unfit for the manufacturing process for which they were originally intended, thereby resulting in economic loss to the producer/processor or end-user and, in turn, a potential reduction in business for the warehouser/distributor. To ensure quality material handling, the Company's facilities are equipped with a system of overhead cranes and/or forklifts for loading and unloading the metals from the trucks and railcars. The majority of the Company's warehouse capacity also features automated coil grabs with electronic eyes which promote efficient loading and protect the metals against damage as they are being loaded.

  The Company's warehouse and distribution facilities utilize sophisticated computerized inventory tracking systems, which enable the Company to meet the demands of an end-user requiring access to inventory information as metals move through the metals supply chain. These systems enable the Company to receive electronic data interchange ("EDI") advance shipping notices from the steel mills and processors, which notices provide the warehousing staff with the specifications of the products to be delivered. At its major warehouse and distribution facilities, the Company's staff utilizes bar code scanners to read the milltags of the incoming products and compares that information to that which is on the advance shipping notice in order to ensure inventory matching and to reduce the possibility of human error. At the request of the producer/processor, the Company can send, via EDI, up-to-the-minute inventory information regarding the producer/processor's metals stored at the Company's warehouse and distribution facilities. In addition, the Company's software systems have the capability to send advance shipping notices to both the producer/processor and the end-user upon the initiation of a shipment from the warehouse to the end-user. In addition, the EDI links between the Company and the end-user provide the end-user instant access to the Company's inventory records, and enable the end-user to more easily plan its production schedule and delivery requirements.

  The computerized and automated nature of the Company's warehousing and distribution operations promotes labor efficiency and permits the Company to handle large volumes of inventory while staffing its warehouse and distribution centers with a relatively small number of employees.

 Intermodal Operations

  The Company's intermodal operations utilize its third-party logistics expertise to coordinate, purchase, combine and package rail, truck, barge and ship transportation of metals to provide various levels of materials movement management service to distant and intermediate markets. The Company's metals-handling expertise and specialized equipment enable it to orchestrate the loading and unloading of railcars, trucks, barges and ships in a multi-mode transit operation without compromising the demanding product quality and delivery sequencing requirements of its end-users. Historically, the Company's intermodal operations have focused on transporting metals from Midwestern or Eastern producers or processors to West Coast consumers of metals. The Company also has provided such intermodal services to the import-export market and expects that services to that market, particularly to and through international trading companies or other similar alliances of multinational companies, may become a larger part of the Company's intermodal business in the future.

  The Company has the ability to customize intermediate to long-haul transportation service to meet the particular needs of its customers, based on shipment size, transit time and distribution service requirements, in a cost-effective manner. To achieve this objective, the Company frequently mixes various modes of transportation and, when needed, offers just-in-time distribution capability in collaboration with its warehousing and trucking operations. The Company believes that its intermodal operations offer competitive advantages over typical intermediate to long-haul transportation service. In particular, the Company believes that the regional nature of its trucking operations allows it to manage its fleet so as to have trucks in position to respond quickly to requests for pick-up. This permits the Company to be more flexible and responsive than a typical cross-country trucking service, which may be subject to delay while awaiting return of its trucks from a cross-country haul. By utilizing its specialized stackable flat rack containers on the rail portion of an intermodal move, the Company is able to avoid the inefficiencies and repositioning costs that might otherwise be associated with intermediate and long-haul transportation service. The Company also believes that intermodal transportation, particularly that which includes rail and short-haul trucking, is more reliable than long-haul trucking and facilitates just-in-time distribution service.

  A typical intermodal assignment for the Company would involve truck transportation (frequently utilizing the Company's trucks) from a metals producer to the Company's Chicago load preparation facility. At this facility, the products are unloaded from trucks and prepared and secured for loading on intermodal railcars at adjacent or nearby rail yards. The products then travel by rail, either in enclosed containers or on specialized stackable flat rack containers, from Chicago to the Southwest, the West Coast or the Pacific Northwest. Upon arrival at the final rail destination, the products are off-loaded onto trucks and either delivered straight to their ultimate destination or taken to a nearby Company facility for warehousing prior to a just-in-time delivery by truck. Although this type of "truck-rail-truck" transportation represents a majority of the intermodal service conducted by the Company, it is not the only intermodal service offered by the Company. The Company also frequently participates in the shipment of metal by rail from Canadian producers to the Company's Indianapolis warehouse facility, where it is stored prior to just-in-time delivery by truck to nearby end-users. In addition, the Company has shipped metals from an Indiana producer by truck to the Ohio River, where they were loaded onto barges and transported to Brownsville, Texas, where the Company operates a warehouse and distribution center. Upon arrival at Brownsville, these metals were loaded onto trucks for just-in-time delivery into Mexico. The Company has the ability to provide a single invoice for these "multi-modal" cross-country transportation, warehousing and delivery services.

  The Company's intermodal operations provide for computer-assisted control of all operations that concern the transportation and warehousing of the Company's customers' products across the country. This includes general operations, rates, shipment analysis (including online inquiry with the railroads on the status of the Company's shipments), EDI invoicing and remote site operations.

 Trucking Operations

  The Company provides safe, reliable, efficient and high quality trucking services to the metals industry, primarily in that portion of the United States that is located east of the Mississippi River on the one hand and on the West Coast (from San Diego to Vancouver, British Columbia) on the other hand. Although the Company is authorized to operate as a common and contract carrier in forty-eight states and in certain parts of Canada, the Company increasingly concentrates on short-haul, regional and dedicated trucking services, frequently in collaboration with its warehousing and intermodal operations. Although the Company has the capability to provide cross-country trucking service, it typically does not focus on such service, preferring instead to utilize its intermodal operations to provide cross-country intermodal (truck, rail, truck) transportation service for its customers.

  The Company's trucking operations serve a broad customer base, including both the large primary steel and aluminum producers and smaller producers, processors and service centers. The Company frequently serves as a pre-qualified "core carrier" to such producers and processors. In addition, the Company also provides trucking services in conjunction with the Company's warehousing and intermodal operations. The Company's focus on quality of service is exemplified by its Quality Delivery System that incorporates specialized trailers for safely and securely delivering a wide range of metals products, including steel coils. The specialized trailers utilize load distribution techniques that permit the Company to safely transport larger and heavier products.

  The Company's trucking operations have a complete real time dispatch system that tracks customer orders and matches them to tractor status for quick and efficient pickup and delivery. All orders are rated and billed using this system and all drivers and independent contractors are paid using driver payroll and settlement systems. Freight bills frequently are sent electronically using the EDI system directly to the Company's customers.

  In addition, the Company regularly provides third-party logistics services as an integral part of its distribution solutions or on a stand-alone basis. For example, the Company has employees on-site at certain key customer locations, providing dedicated third-party dispatch and other logistics management services for such customers.

MARKETING

  The Company's integrated marketing and sales efforts are nationwide in scope. In addition to its corporate headquarters in Homewood, Illinois, the Company has regional sales offices in Los Angeles, California, Pittsburgh, Pennsylvania and Vancouver, Washington. The marketing and sales efforts are headed by three vice presidents--general managers, two vice presidents of business development and five other full-time salespeople. Approximately 35 employees have some direct marketing and sales responsibilities, including the maintaining and servicing of customer accounts. The Company's full-time sales force, located over a broad geographical region, have regular contact with metals producers, metals processors and end-users, and work collaboratively with customers to develop solutions for the particular needs found in each link in the metals supply chain. By covering different geographical areas, the Company's sales force is able to be responsive to all of the Company's customers, regardless of location. The Company believes that a marketing-oriented and customer-focused mind-set exists at all levels of the Company's operations.

  The Company's management and sales and marketing staff have access to a comprehensive and continuously updated marketing and sales database. This database enables the Company to track the status of ongoing marketing initiatives and also provides historical sales information broken down by a variety of categories, including customers, market segment and geographic area.

  The Company markets its services under the names Roll & Hold Warehousing & Distribution Corp., Western Intermodal Services, Ltd. and Area Transportation Company.

CUSTOMERS

  The Company's major customers include steel and aluminum producers, such as AK Steel Corporation, Alcan Aluminum Corporation, Aluminum Company of America, Allegheny Ludlum Corporation, Bethlehem Steel Corporation, Inland Steel Company, J&L Specialty Products Corp., LTV Steel Company, Inc., National Steel Corporation, Ravenswood Aluminum Corp., Republic Engineered Steels, Inc., Reynolds Metals Company, and U.S. Steel (a division of USX Corp.); steel processors, such as Liverpool Coil Processing, Inc. and

Worthington Industries, Inc.; and railroads, such as the Burlington Northern Santa Fe Corporation, Conrail, Inc. and Norfolk Southern Railway Company. Sales to LTV Steel Company, Inc. accounted for 10.9% of the Company's net operating revenues in 1996, and sales to Bethlehem Steel Corporation accounted for 10.4% of the Company's net operating revenues in 1996. No other customer or group of customers under common control accounted for more than 10% of the Company's net operating revenues in 1996. The Company's ten, five and two largest customers accounted for approximately 58.2%, 43.3% and 21.3%, respectively, of the Company's net operating revenues in 1996.

  Because metals-consuming manufacturers typically do not pay directly for the Company's services (such services are usually paid for by the producers or processors), such manufacturers are technically not customers of the Company. However, because such manufacturers also may influence a customer's decisions as to which company will provide distribution service and because of the importance of coordination and communication among participants in the metals supply chain, the Company maintains close customer-like relationships with a number of such manufacturers, particularly in the automotive and appliance industries. For example, the Company has frequent and direct contact with many manufacturers in order to better understand their production schedule; this knowledge is critical to the Company's ability to meet the manufacturers' expectations of quality and narrow time constraints for inventory delivery. Among the major recipients of the metals transported, warehoused and distributed by the Company are Chrysler Corporation, Ford Motor Company, General Motors Corporation, Honda Motor Co., Ltd., Nissan Motor Corp., Ltd., Toyota Auto Body Co., Ltd., Amana Refrigeration, Inc., Whirlpool Corporation, John Deere Company, J.I. Case, Varco Pruden Buildings, American National Can Company and Crown Cork & Seal, Inc.

MANAGEMENT INFORMATION SYSTEMS

  The Company employs information technologies through a wide area network that includes IBM AS400 midrange computers, Microsoft Windows NT and Novell local area networks utilizing personal computers. The Company's 25 locations and certain customer sites around the country communicate by high speed data lines forming a wide area network to share computer resources and information in a distributed environment. The wide area network provides a configuration which permits the latest software and hardware technologies to be deployed in the most efficient manner, providing productivity and low cost service to the Company's customers.

  The Company's information system allows it to tie together additional technologies, such as bar coding and EDI, which are required to service customers in the metals market. As a distribution company, the Company must be able to accommodate the just-in-time manufacturing process in the management of the supply chain. To accomplish this, the Company generally utilizes bar code scanners to read customer inventory data into the Company's system, both at the time of receipt at a Company warehouse and at the time of shipment. This data provides the Company with the necessary inventory information to track the products throughout the Company's distribution system and to transmit the appropriate information electronically in the format required by the Company's customers. The EDI service that the Company provides to its customers utilizes Premenos Mapping and Translation software, which is customized using in-house proprietary programs, which supports Compord, TDCC and ANSI X.12 transaction sets. These technologies provide transparency to each of the Company's operating software systems so that any format of EDI can be used, including advance shipping notices, shipment details and invoices.

REVENUE PRODUCING EQUIPMENT

  As of December 31, 1996, the Company's truck fleet consisted of 286 tractors, of which 160 tractor-trailer combinations are owned and operated by independent contractors and 126 tractors are operated by the Company. Approximately 95% of the Company-operated tractors are owned, the remainder are leased. All of the Company's tractors are premium tractors manufactured to the Company's specifications by the Kenworth division of Paccar Inc. The Company believes that the high quality of its tractors helps it to attract and retain drivers, minimize maintenance and repair costs and maximize trade-in value. Generally, the Company's practice is to trade in its tractors after three to four years. During 1997, the Company currently plans to replace 25 tractors and to add an additional 25 tractors to the Company-owned fleet, and to increase the number of independent contractors by approximately 35 (resulting in a net driver increase of 60, or 21%). The Company's purchase agreements generally provide for repurchase of the tractors by a Kenworth dealer at predetermined prices. Routine maintenance for the tractors and trailers is provided at the Company's Hammond, Indiana and Richfield, Ohio maintenance facilities. Most major repairs and component failures are covered through comprehensive new tractor warranties.

  The Company's owned trailer fleet consists of approximately 122 removable-sided flatbeds and 60 Company-owned specialized trailers. The specialized trailers, which are designed and built for hauling coiled sheet steel, or other metals, in an enclosed and secure environment, supplement the more conventional flatbed trailers and allow the Company to develop delivery systems that are tailored to meet individual customer's needs.

  The Company's intermodal operations utilize approximately 195 stackable flat rack containers, 32 container chassis and 100 sliding load equalization devices (SLEDs).

PROPERTIES

  As of December 31, 1996, the principal properties used in the Company's operations consisted of 25 separate facilities comprising in the aggregate approximately 1.4 million square feet. The principal properties, which are leased by the Company unless otherwise indicated, are as follows:

                                                                   APPROXIMATE
                                                                     SIZE IN
         LOCATION                     PRINCIPAL USE                SQUARE FEET
         --------                     -------------                -----------
Corporate Offices
    Homewood, IL (1)   Corporate headquarters;
      (Chicago)         general offices of intermodal operations       18,000
    Munster, IN        General office of trucking operations            7,000
    Los Angeles, CA    Sales/administrative                               500
    Pittsburgh, PA     Sales/administrative                               500
    Auburn, WA         Sales/administrative                               500
    Vancouver, WA      Sales/administrative                               500
      (Portland, OR)
Warehouse, Distribution, Terminal and Maintenance Facilities
    Brownsville, TX
      (2)              Warehouse                                       50,000
    Charlotte, NC      Warehouse                                       65,000
    Chicago, IL (1)    Warehouse; load preparation center              50,000
    Commerce, CA       Warehouse; load preparation center;
      (Los Angeles)     terminal facility for trucking operations      43,000
    Davenport, IA      Warehouse                                       48,000
    Davenport, IA      Warehouse                                      122,000
    Detroit, MI        Terminal facility for trucking operations        1,000
    Gary, IN           Warehouse; general offices of warehouse
                        operations; trucking
                        operations terminal facility                  270,000
    Hammond, IN (3)    Warehouse                                      102,000
    Hammond, IN        Warehouse                                      150,000
    Hammond, IN        Maintenance facility for trucking
                        operations                                     10,000
    Houston, TX (2)    Distribution facility                       (open area)
    Indianapolis, IN   Warehouse; terminal facility
      (1)               for trucking operations                       140,000
    Kent, WA           Warehouse; load preparation center              21,000
      (Seattle)
    Kent, WA           Warehouse; load preparation center              18,000
    Laredo, TX (2)     Warehouse; load preparation center             150,000
    Macedonia, OH (1)  Warehouse; terminal facility for trucking
      (Cleveland)       operations                                    143,000
    Portage, IN (4)
      (Burns Harbor)   Warehouse                                      110,000
    Richfield, OH      Terminal facility; maintenance facility for
      (Cleveland)       trucking operations                            11,000
    Richmond, CA       Warehouse; load preparation center;
      (San Francisco)   terminal facility for trucking operations      47,000
    Twinsburg, OH      Warehouse                                       41,000
      (Cleveland)

---------------------
(1) Owned by Company.
(2) Neither owned nor leased by the Company, but Company has access through operating or marketing arrangements.
(3) Expected to be opened in the summer of 1997.
(4) Expected to be opened in the summer of 1997. Warehouse facility will be owned by the Company and constructed on leased land.

  The Company's leased facilities operate under leases expiring at various times through 2001. The Company believes that as current leases expire it will be able to renew them or find comparable facilities without any material adverse effect on service to its customers or its operating results.

COMPETITION

  The distribution services industry is extremely competitive and fragmented. The Company competes against other warehouse providers, integrated logistics companies, third-party brokers and companies offering warehousing, logistics and transportation services. The Company's operations compete with numerous trucking companies and other alternative forms of surface transportation, including intermodal transportation, and railroads, in each of its short-haul and regional markets. The trucking industry is highly competitive and includes numerous regional, inter-regional and national truckload carriers, none of which dominates the market. The Company's intermodal operations compete with over-the-road truck, various intermodal marketing companies, transloaders and other third-party logistics suppliers. The Company's warehousing operations compete with various regional and local warehouses and, to some extent, with internal storage capacity at metals producers and processors who may also offer warehousing at certain locations. Service and price are the principal means of competition in the distribution industry. The Company's principal competitive strength is its ability to provide a fully integrated array of reliable services at a competitive price. Many of the Company's customers are high-volume shippers that require a flexible and dependable distribution service tailored to their specific needs. Some companies with which the Company competes have greater financial resources, operate more equipment and transport more material. The Company knows of no single competitor who competes with it across all of its markets or who offers the full range and scope of services available through the Company.

EMPLOYEES AND DRIVERS

  As of December 31, 1996, the Company employed 390 individuals, of whom 126 were drivers, 159 were warehouse, maintenance, operations and safety personnel, 38 were customer service and sales personnel, 51 were accounting and clerical personnel and 16 were executive personnel. In addition to the 126 Company-employed drivers, at December 31, 1996, the Company also had contracts with 160 independent contractors. The Company is not a party to any collective bargaining agreement; however, the United Steel Workers of America was certified on November 30, 1987 as the collective bargaining representative of approximately 20 warehouse employees at one of the Company's facilities. In the opinion of management, the Company's relationship with its employees and independent contractor drivers is good.

  Drivers are selected in accordance with the Company's strict guidelines relating to safety records, driving experience (minimum two years experience hauling metals) and personal evaluations. Drivers attend orientation training programs and ongoing driver efficiency and safety programs.

  The Company is committed to driver safety. The Company has an active safety program and has established a minimum driver qualification policy that is more stringent than required by applicable government regulation. Drivers who do not maintain an acceptable driving record are disqualified from driving for the Company. The Company instituted mandatory drug testing of its drivers long before such testing was mandated by DOT. Similarly, the Company utilizes a safety bonus program to reward drivers for maintaining safe driving records.

  Although the Company believes that it has high standards for its drivers, the Company believes that it has been able to avoid severe driver shortages that generally effect the trucking industry because of its emphasis on safety, use of high-quality, well-maintained late model trucks and its concentration on short-haul, regional and dedicated service that reduces the length of hauls and allows drivers to be home more frequently.

REGULATION

  The Company is subject to regulation by various federal, state and foreign agencies. These regulatory agencies generally have broad powers governing activities such as authority to engage in motor carrier operations, operational safety, accounting systems and financial reporting. In particular, the Company's interstate trucking operations are subject to safety requirements prescribed by DOT. Such matters as weight and dimension of equipment are also subject to federal and state regulations. The Company's Canadian operations are subject to similar requirements imposed by the laws and regulations of the Dominion of Canada and the various provincial laws and regulations. Certain of the intrastate trucking operations of the Company are subject to the licensing requirements and financial reporting requirements of state public utility commissions and similar authorities. The Company also is subject to various federal, state and local environmental laws and regulations.

  Management believes that the Company is in compliance with applicable regulatory requirements relating to its operations. Failure of the Company to comply with the applicable regulations could result in substantial fines or revocation of the Company's operating permits.

LEGAL PROCEEDINGS

  The Company is, from time to time, a party to litigation arising in the normal course of its business, most of which involve claims for personal injury and property damage incurred in connection with the transportation of material. Management believes that none of these actions, individually or in the aggregate, will have an adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company as of January 31, 1997 were as follows:

NAME                     AGE                          POSITION
----                     ---                          --------
Richard P. Dickson......  49 Chairman of the Board, President and Chief Executive
                             Officer
Michael A. Kelly........  43 Director, Chief Financial Officer, Secretary and Treasurer
George P. Trainer.......  59 Director, Executive Vice President
Thomas J. Fitzgerald....  55 Director
Thomas E. Eatinger......  49 Vice President-General Manager, Area Transportation
                             Company
Gordon D. Gustafson.....  47 Vice President-General Manager, Western Intermodal
                             Services
W. Kent Robbins.........  54 Vice President-General Manager, Roll & Hold
                             Warehousing & Distribution Corp.
Alfred R. Hudson........  61 Vice President
Kurt W. Sandstrom.......  48 Vice President
Stephen H. Vogt.........  52 Corporate Controller

  RICHARD P. DICKSON is the Chairman of the Board, President and Chief Executive Officer of the Company and has served in such capacities since 1985. From 1978 to 1985, Mr. Dickson served as Vice President. Mr. Dickson has been active in the transportation and distribution business for more than 25 years.

  MICHAEL A. KELLY is the Chief Financial Officer, Secretary and Treasurer and a director of the Company. Mr. Kelly has served as a director since 1986 and as Chief Financial Officer since 1984. From 1982 to 1984, he served as Controller of the Company. Mr. Kelly has more than 24 years of experience in the finance and electronic data processing fields, having served with Beatrice Foods Corporation, Leaseway Transportation Corporation and Maryland Cup Corporation prior to joining the Company.

  GEORGE P. TRAINER is an Executive Vice President and a director of the Company. Mr. Trainer has been a director since 1986 and has served as Executive Vice President since 1989. From 1984 to 1989, he served as Executive Vice President of Western Intermodal Services, Ltd., a subsidiary of the Company. Prior to joining the Company, Mr. Trainer worked for Minnesota, Mining & Manufacturing Company, U.S. Steel Corporation, Booz, Allen & Hamilton, Inc. and Republic Steel Corp.

  THOMAS J. FITZGERALD is a director of the Company. Mr. Fitzgerald has been a director since June 1996. Mr. Fitzgerald has a legal and transportation consulting business, in which he has been engaged since 1990. From 1967 to 1990, Mr. Fitzgerald was employed by Santa Fe Railway and its affiliates where he served in a number of legal and managerial capacities, including Senior Vice President--Executive Department and Senior Vice President--Traffic. Mr. Fitzgerald also is a director of Mark VII, Inc., a transportation services provider.

  THOMAS E. EATINGER is Vice President-General Manager of Area Transportation Company, a subsidiary of the Company, and has served in such capacity since 1993. From 1991 to 1993, Mr. Eatinger served as General Manager of Area Transportation Company. Mr. Eatinger has more than 25 years of experience in the trucking and transportation industries.

  GORDON D. GUSTAFSON is Vice President-General Manager of Western Intermodal Services, Ltd., a subsidiary of the Company, and has served in such capacity since 1989. He served as General Manager-Marketing and Midwestern Sales of Western Intermodal Services, Ltd. from 1987 to 1989 and was its Regional Manager of Midwestern Sales from 1986 to 1987. Mr. Gustafson has an extensive background in sales and metals marketing in the railroad industry, including four years with Duluth, Messabe & Iron Range Railway and eight years with the Elgin, Joliet & Eastern Railway.

  W. KENT ROBBINS is Vice President-General Manager of Roll & Hold Warehousing & Distribution Corp., a subsidiary of the Company, and has served in such capacity since 1988. He served as General Manager of Roll & Hold Warehousing & Distribution Corp. in 1987 and as Director of Operations-Warehousing from 1984 to 1987. From 1981 to 1984, he served as a terminal manager of Area Transportation Company. Mr. Robbins has more than 20 years of experience in the transportation and material handling business.

  ALFRED R. HUDSON is a Vice President-Business Development and Sales of the Company and has served in such capacity since 1987. During his 40-year career, Mr. Hudson has held executive marketing and management positions in the stevedoring, marine terminal, port authority and international trade areas.

  KURT W. SANDSTROM is a Vice President of the Company and has served in such capacity since 1989. From 1987 to 1989, he served as director of intermodal marketing for Western Intermodal Services, Ltd. Mr. Sandstrom has more than 20 years of experience in the transportation industry.

  STEPHEN H. VOGT is Corporate Controller of the Company and has served in such capacity since 1991. During his 30-year career, Mr. Vogt has held various financial management positions, including chief financial officer at National Castings Incorporated immediately prior to joining the Company.

  Each member of the Board of Directors is elected annually. All officers serve at the pleasure of the Board of Directors. There are no family relationships among any of the directors or officers of the Company. The Company has undertaken to have at least one independent, unaffiliated person added to the Board of Directors within 60 days after the closing of the offering. Prior to the consummation of the offering, the Board of Directors will establish two standing committees: the Audit Committee and the Compensation Committee. The Audit Committee will recommend the appointment of auditors and oversee the accounting and audit functions of the Company, and will be composed of outside directors. The Compensation Committee will determine executive officers' salaries, bonuses and other compensation and administer the 1997 Stock Option Plan.

DIRECTOR COMPENSATION

  Following the consummation of the offering, directors who are not currently receiving compensation as officers or employees of the Company will be entitled to (i) a monthly retainer fee of $1,000, with an additional $250 per month for each chairman of a committee, (ii) meeting fees of $1,500 for each meeting of the Board of Directors attended and $1,000 for each committee meeting attended, and (iii) reimbursement of expenses for attendance at such meetings.

EXECUTIVE COMPENSATION

  The following table sets forth information with respect to compensation for the fiscal year ended December 31, 1996 paid by the Company for services to the Company of the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL
                                              COMPENSATION
                                            ----------------       ALL OTHER
NAME AND PRINCIPAL POSITION                  SALARY   BONUS     COMPENSATION (2)
---------------------------                 -------- -------    ----------------
Richard P. Dickson, Chairman of the Board,
 President and Chief Executive Officer....  $200,625 $ -0-  (1)      $4,750
George P. Trainer, Executive Vice
 President................................   150,895   -0-  (1)       3,761
Michael A. Kelly, Chief Financial Officer,
 Secretary and Treasurer..................   131,261   -0-  (1)       3,264
Kurt W. Sandstrom, Vice President.........   130,000  46,000          4,400
Alfred R. Hudson, Vice President..........   125,000  30,000          3,875

---------------------
(1) During the fiscal year ended December 31, 1996, the Company paid S Corp Stockholder Compensation to Messrs. Dickson, Trainer and Kelly of $232,322, $30,976 and $46,464, respectively. Amounts not utilized by the stockholders to pay or provide for the stockholders' applicable current and deferred federal and state income taxes attributable to such S Corp Stockholder Compensation were reinvested in the Company as capital as follows: $132,423 by Mr. Dickson, $17,657 by Mr. Trainer and $26,485 by Mr. Kelly. See "Certain Transactions."
(2) Represents the Company's contribution under the Company's 401(k) defined contribution plan.

EMPLOYEE BENEFIT PLANS

  1997 Stock Option Plan. The 1997 Stock Option Plan will be adopted by the Company's Board of Directors prior to consummation of the offering. The Company will reserve 400,000 shares of Common Stock for issuance under the 1997 Stock Option Plan. The 1997 Stock Option Plan will be administered by the Compensation Committee of the Board of Directors. The Committee has the authority and discretion, subject to the provisions of the 1997 Stock Option Plan, to select persons to whom options will be granted, to designate the number of shares to be covered by options, to specify the type of consideration to be paid to the Company, and to establish all other terms and conditions of each stock option.

  The 1997 Stock Option Plan provides for the grant of stock options to directors, officers and employees of the Company or its subsidiaries. Options granted under the 1997 Stock Option Plan may be qualified or non-qualified stock options. The exercise price for a qualified stock option may not be less than the fair market value of the Company's Common Stock on the date of grant. Stock options granted under the 1997 Stock Option Plan may not be transferred other than by will or by the laws of descent and distribution.

  Stock options with respect to 150,000 shares of Common Stock will be granted to certain employees pursuant to the 1997 Stock Option Plan effective on the date the offering is consummated. The exercise price for such options will be equal to the initial public offering price of the Common Stock offered hereby.

  401(k) Plan. The Company sponsors a voluntary contribution plan qualified under Section 401(k) of the Code (the "401(k) Plan"). All full-time employees of the Company and its subsidiaries are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, each employee may elect to contribute, through payroll deduction, a specific percentage of his or her compensation up to the statutory limitation. The Company makes a matching contribution equal to 50% of the employee's contribution not in excess of 6% of such employee's compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company does not currently have a compensation committee. During the last fiscal year, Mr. Richard Dickson, the Chairman of the Board, President and Chief Executive Officer, was responsible for determining executive officer compensation.

                              CERTAIN TRANSACTIONS

  From time to time, the Company has advanced funds to the Current Stockholders. All of such advances were payable upon demand. During the preceding three years, the largest aggregate amount of indebtedness outstanding under such advances to Messrs. Dickson, Kelly and Trainer was $143,607, $102,033 and $49,113, respectively. Amounts owing from Mr. Dickson at December 31, 1996, December 31, 1995 and December 31, 1994 were $-0-, $109,460 and
$132,850, respectively. Amounts owing from Mr. Kelly at December 31, 1996, December 31, 1995 and December 31, 1994 were $-0-, $88,578 and $93,300, respectively. Amounts owing from Mr. Trainer at December 31, 1996, December 31, 1995 and December 31, 1994 were $-0-, $34,744 and $49,113, respectively. Of these amounts, at December 31, 1996, December 31, 1995 and December 31, 1994, the following portions were non-interest bearing: for Mr. Dickson, $-0-, $16,500 and $76,500; for Mr. Kelly $-0-, $3,300 and $15,300; and for Mr.
Trainer, $-0-, $2,200 and $10,200. The balance of these advances bore interest at the prevailing prime rate. The Company has adopted a policy that it will no longer advance funds to its stockholders or officers.

  The Current Stockholders have a minority interest in a company formerly engaged in providing cartage services within the Chicago metropolitan area. The Company had from time to time advanced funds to such company to fund working capital requirements. The outstanding advances totaled $-0-, $-0- and $74,000 at December 31, 1996, December 31, 1995 and 1994, respectively. These advances were payable upon demand and bore interest at the prevailing prime rate. The cartage company paid management fees to the Company of $-0-, $75,000 and $78,000, during 1996, 1995 and 1994, respectively. The cartage company has discontinued its operations, and the Company does not anticipate any future business transactions therewith.

  From January 1, 1987 to January 31, 1996, each of the companies formerly comprising the ATS Group was taxed as an S Corporation. As a result, the taxable income of the companies, if any, during this period was taxed for federal (and most state) income tax purposes directly to the stockholders of such companies rather than to the companies. During this time period, the companies paid S Corp Stockholder Compensation aggregating $11,931,214, $2,386,243 and $1,590,828 to Messrs. Dickson, Kelly and Trainer, respectively. Amounts not utilized by such stockholders to pay or provide for applicable current and deferred state and federal income taxes were reinvested in and contributed to the companies as capital. The aggregate amount of capital so contributed by Messrs. Dickson, Kelly and Trainer during the period January 1, 1987 to January 31, 1996 was $6,487,500, $1,297,500 and $865,000, respectively.
Such amounts are being distributed to Messrs. Dickson, Kelly and Trainer as an S Corp Related Distribution, a portion of which will be funded from the proceeds of the offering made hereby. See "Use of Proceeds" and "S Corporation Status--Related Distribution."

  The Company has adopted a policy that future transactions with affiliated persons or companies will be on terms no less favorable to the Company than could be obtained from unrelated parties.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth ownership of the Company's Common Stock, immediately prior to and immediately following completion of the offering, by
(i) each person who is known to the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each director, (iii) the Named Executive Officers and (iv) all directors and officers as a group. The address of each of the stockholders named below is the Company's principal executive office.

                                                         PERCENT
                                           SHARES      OWNED PRIOR    PERCENT
                                        BENEFICIALLY        TO      OWNED AFTER
          NAME OF BENEFICIAL OWNER         OWNED       OFFERING (1) OFFERING (1)
          ------------------------      ------------   ------------ ------------
      Richard P. Dickson...............  2,511,750(2)      75.0%        50.8%(2)
      Michael A. Kelly.................    502,350         15.0%        10.2%
      George P. Trainer................    334,900         10.0%         6.8%
      Thomas J. Fitzgerald.............         --           --           --
      Kurt W. Sandstrom................         --           --           --
      Alfred R. Hudson.................         --           --           --
      All directors and officers as a
       group
       (10 persons)....................  3,349,000        100.0%        67.7%

---------------------
(1) Assumes 3,349,000 shares outstanding prior to the offering and 4,949,000 shares outstanding after the offering. The persons named in this table have sole voting and investment power with respect to all shares beneficially owned by them. All information assumes no exercises of the Underwriters' overallotment option. See "Underwriting."
(2) Excludes 50,000 shares which Mr. Dickson intends to purchase from the Underwriters in the offering at the public offering price set forth on the cover page of this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, $.01 par value (the "Common Stock"), and 500,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"). As of the date of this Prospectus, there were 3,349,000 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. As of the date of this Prospectus, there were three holders of record of Common Stock. All shares of Common Stock are, and the Common Stock offered hereby will be, when issued, fully paid and non-assessable.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not use cumulative voting for the election of directors. Thus, the owners of a majority of the Common Stock outstanding are able to elect all of the directors. Each outstanding share of Common Stock is entitled to participate equally in any distribution of net assets made to the stockholders in liquidation, dissolution or winding up of the Company and is entitled to participate equally in dividends and other distributions, if, as and when declared by the Board of Directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the Common Stock. All shares of Common Stock have equal rights and preferences.

PREFERRED STOCK

  Pursuant to the Company's Certificate of Incorporation, the Company is authorized to issue 500,000 shares of Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the number of shares constituting any series, dividend rights and terms, conversion rights and terms, voting rights and terms, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. The issuance of the Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of the Common Stock and, under certain circumstances, have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company, or otherwise adversely affect the market price for the Common Stock. The Company is not aware of any plans by a third party to seek control of the Company. The Company has no current plans to issue any Preferred Stock.

CERTAIN LIMITED LIABILITY, INDEMNIFICATION AND ANTI-TAKEOVER PROVISIONS

 Indemnification and Limitation of Liability

  The Company's Certificate of Incorporation and By-laws, in conjunction with
Section 145 of the Delaware General Corporation Law ("DGCL"), provide that the Company shall, subject to certain limitations, indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful.

  Section 102 of the DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. DGCL Section 102 provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Company's Certificate of Incorporation includes a provision which eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

 Section 203 of Delaware General Corporation Law

  Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of such assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination, or the transaction in which the interested stockholder became an interested stockholder, is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plan) in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

 Special Meetings of Stockholders; No Stockholder Action By Written Consent

  The Company's Certificate of Incorporation provides that special meetings of stockholders of the Company may be called only by a majority of the Board of Directors, the Chairman or the President. In addition, the Certificate of Incorporation provides that, following the consummation of the offering, the stockholders of the

Company may only take actions at a duly called annual or special meeting of stockholders and may not take action by written consent.

 Advance Notice Requirements for Stockholder Proposals and Nomination of
Directors

  The By-laws provide that stockholders seeking to bring business before or nominate directors at any annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be given in writing to the Secretary of the Company not less than 120 days prior to the meeting. The By-laws also specify certain requirements for a stockholder's notice to be in proper written form.

 Number of Directors; Removal; Vacancies

  The By-Laws provide that there shall be at least three directors, with the exact number fixed by the Board of Directors. Vacancies on the Board of Directors may be filled only by the affirmative vote of the remaining Directors then in office. The Certificate of Incorporation provides that directors may be removed only for cause and only by the holders of at least 80% of the outstanding shares of stock entitled to vote generally in the election of Directors, voting together as a single class.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock will be LaSalle National Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the completion of the offering, the Company will have outstanding 4,949,000 shares of Common Stock. Of these shares, the 1,600,000 shares to be sold in the offering will be freely tradable without restriction under the Securities Act by persons other than "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 3,349,000 shares of Common Stock (the "Restricted Shares") were acquired in transactions exempt from registration under the Securities Act and, accordingly, are "restricted securities" as that term is defined in Rule 144. Restricted Shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from such registration, such as is contained in Rule 144.

  The Company and the Current Stockholders have agreed not to sell or otherwise dispose of any shares of Common Stock in the public market for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. Upon expiration of the 180-day lock-up period, 3,349,000 Restricted Shares will be eligible for sale by the Current Stockholders subject to compliance with the volume and other limitations of Rule 144 described below.

  In general, under Rule 144 as currently in effect, a person who has beneficially owned Restricted Shares for at least two years, and any person who may be deemed an "affiliate" of the Company and who owns Common Stock, is entitled, subject to certain conditions, to sell within any three-month period a number of those shares which does not exceed the greater of (i) 1% of the Company's then outstanding Common Stock (49,490 shares immediately after the offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale and notice requirements and requirements concerning the availability of public information about the Company. If three years have elapsed since the later of the date of acquisition of Restricted Shares from the Company or any "affiliate" of the Company, and such person is deemed not to have been an "affiliate" of the Company for at least three months preceding a sale, such person would be entitled to sell such shares in the public market under Rule 144(k) without regard to the requirements mentioned above. A proposed amendment to Rule 144 would, if adopted, lower the two and three year holding periods referred to above to one and two years respectively.

  The Company intends to file a registration statement under the Act to register for offer and sale 400,000 shares of Common Stock reserved for issuance pursuant to the exercise of stock options that may be granted under the Company's 1997 Stock Option Plan. See "Management -- Employee Benefit Plans -- 1997 Stock Option Plan." Shares issued after the effective date of such registration statement upon exercise of stock options issued under the Company's 1997 Stock Option Plan generally will be eligible for sale in the public market, subject to the lock-up agreements discussed above.

                                 UNDERWRITING

  The Company has entered into an underwriting agreement (the "Underwriting Agreement") with certain underwriters listed in the table below (the "Underwriters"), for whom William Blair & Company, L.L.C. and A.G. Edwards & Sons, Inc. are acting as Representatives (the "Representatives"). Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite each Underwriter's name in the table below.

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      William Blair & Company, L.L.C. ................................
      A.G. Edwards & Sons, Inc. ......................................
                                                                       ---------
          Total....................................................... 1,600,000
                                                                       =========

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Common Stock being sold pursuant to the Underwriting Agreement if any of the Common Stock being sold pursuant to the Underwriting Agreement (excluding shares covered by the over-allotment option granted therein) is purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters will be increased or the Underwriting Agreement may be terminated.

  The Representatives have advised the Company that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to selected dealers at such price less a concession of not more than $ per share. The Underwriters may
allow, and such dealers may re-allow, a concession of not more than $    per
share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives.

  The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 240,000 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

  The Company and the Current Stockholders have agreed that they will not sell, contract to sell or otherwise dispose of any Common Stock or securities convertible into Common Stock or any interest therein for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives, except for the Common Stock offered hereby.

  There has been no public market for the shares of Common Stock prior to the offering. The initial public offering price for the Common Stock was determined by negotiation between the Company and the

Representatives of the Underwriters. Among the factors considered in determining the initial public offering price were prevailing market conditions, revenues and earnings of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management and the consideration of the above factors in relation to the market valuation of certain publicly traded companies.

  The Company and the Current Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Gardner, Carton & Douglas, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements of the Company at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus have been audited by Crowe, Chizek and Company LLP, independent auditors. These consolidated financial statements, audited by Crowe, Chizek and Company LLP, are included herein in reliance upon their report given upon the authority of that firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to such Registration Statement, including the exhibits and schedules thereto, a copy of which may be obtained from the Commission. The statements contained in this Prospectus as to the contents of any document filed as an exhibit are of necessity brief descriptions thereof and are not necessarily complete; each such statement is qualified in its entirety by reference to such document. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of the materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York, and Chicago, Illinois, at prescribed rates. The Registration Statement, including exhibits and schedules thereto, is also available on the Commission's Web site (http://www.sec.gov).

  The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the offering, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to the requirements of the Exchange Act by filing periodic reports and other information with the Commission.

                       CONSOLIDATED FINANCIAL STATEMENTS

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Auditors............................................ F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996.............. F-3
Consolidated Statements of Operations for the years ended December 31,
 1994, 1995 and 1996...................................................... F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1994, 1995 and 1996......................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1994, 1995 and 1996...................................................... F-6
Notes to Consolidated Financial Statements................................ F-7

                        REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Alternative Distribution Systems, Inc.
Homewood, Illinois

  We have audited the accompanying consolidated balance sheets of Alternative Distribution Systems, Inc. as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alternative Distribution Systems, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



Oak Brook, Illinois
January 27, 1997, except as to
 Note 13 for which the date is
            , 1997

-------------------------------------------------------------------------------

  The above represents the form of report we expect to issue upon completion of the transaction discussed in Note 13 to the financial statements.


                                          Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 4, 1997

                     ALTERNATIVE DISTRIBUTION SYSTEMS, INC.
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
ASSETS
------
Current assets
  Cash......................................................... $ 1,536 $   840
  Accounts receivable, less allowance for doubtful accounts of
   $48 and $71 in 1995 and 1996, respectively..................   5,898   6,077
  Delivery supplies and maintenance parts......................     336     479
  Refundable income taxes......................................     --      471
  Other current assets.........................................     643     948
  Deferred income taxes (Note 7)...............................     --      418
                                                                ------- -------
    Total current assets.......................................   8,413   9,233
Property, plant and equipment, net (Notes 3 and 5).............  21,571  28,568
Other assets
  Due from stockholders (Note 8)...............................     233     --
  Other assets.................................................     769     520
                                                                ------- -------
                                                                $30,986 $38,321
                                                                ======= =======
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities
  Current portion of long-term debt (Note 5)................... $ 1,779 $ 3,173
  Borrowings under line of credit (Note 4).....................     --    5,200
  Accounts payable.............................................   2,903   3,380
  Deferred revenue.............................................     298     384
  Accrued revenue equipment expenses...........................     454     464
  Accrued compensation.........................................   1,061   1,021
  Accrued S corp stockholder compensation (Note 6).............   2,263     428
  Other accrued liabilities....................................   1,075   1,128
  Accrued distributions (Note 14)..............................     --    3,760
                                                                ------- -------
    Total current liabilities..................................   9,833  18,938
Long-term debt, less current portion (Note 5)..................  12,283  13,669
Deferred income taxes (Note 7).................................     --    2,598
                                                                ------- -------
                                                                 22,116  35,205
Commitments and contingencies (Note 10)
Stockholders' equity (Notes 6 and 14)
  Common stock--$ .01 par value, 10,000,000 shares authorized,
   3,349,000 shares issued and outstanding.....................     --       33
  Additional paid-in capital...................................   7,482     --
  Retained earnings............................................   1,388   3,083
                                                                ------- -------
                                                                  8,870   3,116
                                                                ------- -------
                                                                $30,986 $38,321
                                                                ======= =======

          See accompanying notes to consolidated financial statements.

                     ALTERNATIVE DISTRIBUTION SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                      -------------------------
                                                       1994     1995     1996
                                                      -------  -------  -------
Net operating revenues............................... $53,498  $59,421  $67,473
Cost of sales........................................  43,622   48,293   54,109
                                                      -------  -------  -------
Gross profit.........................................   9,876   11,128   13,364
Operating expenses...................................   6,564    7,368    7,752
                                                      -------  -------  -------
Operating income.....................................   3,312    3,760    5,612
Other income (expense)
  Interest expense...................................    (544)    (835) (1,089)
  Interest income and other, net.....................     114      131      182
                                                      -------  -------  -------
                                                         (430)    (704)   (907)
                                                      -------  -------  -------
Income before S corp stockholder compensation and
 income taxes........................................   2,882    3,056    4,705
S corp stockholder compensation (Note 6).............   2,882    3,056      310
                                                      -------  -------  -------
Income before income taxes...........................     --       --     4,395
Income taxes (Notes 6 and 7).........................     --       --     1,755
                                                      -------  -------  -------
Net income........................................... $   --   $   --   $ 2,640
                                                      =======  =======  =======
Net income per common share (Note 13)................ $   --   $   --   $  0.79
                                                      =======  =======  =======
Pro forma information (unaudited) (Note 12)
 Income before income taxes..........................                   $ 4,705
  Pro forma income taxes.............................                     1,879
  Pro forma net income...............................                     2,826
                                                                        -------
Pro forma net income per common share (Notes 12 and
 13).................................................                   $  0.84
                                                                        =======



          See accompanying notes to consolidated financial statements.

                     ALTERNATIVE DISTRIBUTION SYSTEMS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                 ADDITIONAL              TOTAL
                          COMMON  PAID-IN   RETAINED STOCKHOLDERS'
                          STOCK   CAPITAL   EARNINGS    EQUITY
                          ------ ---------- -------- -------------
Balance at January 1,
 1994...................   $--    $ 4,788    $1,388     $ 6,176
Capital contributions
 (Note 6)...............    --      1,621       --        1,621
                           ----   -------    ------     -------
Balance at December 31,
 1994...................    --      6,409     1,388       7,797
Capital contributions
 (Note 6)...............    --      1,073       --        1,073
                           ----   -------    ------     -------
Balance at December 31,
 1995...................    --      7,482     1,388       8,870
Capital contributions
 (Note 6)...............    --        256       --          256
Net income..............    --        --      2,640       2,640
S Corp Related
 Distribution (Note 14).    --     (7,738)     (912)     (8,650)
3,349-for-1 stock split
 (Note 13)..............     33       --        (33)        --
                           ----   -------    ------     -------
Balance at December 31,
 1996...................   $ 33   $    --    $3,083     $ 3,116
                           ====   =======    ======     =======


          See accompanying notes to consolidated financial statements.

                     ALTERNATIVE DISTRIBUTION SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                          YEARS ENDED
                                                         DECEMBER 31,
                                                   ---------------------------
                                                     1994      1995     1996
                                                   --------  --------  -------
Cash flows from operating activities
 Net income....................................... $    --   $    --   $ 2,640
 Adjustments to reconcile net income to net cash
  provided by operating activities--
  Depreciation and amortization...................    1,870     2,582    2,902
  Deferred taxes..................................      --        --       741
  Provision for doubtful accounts.................       46        14       23
  Gain on sale of equipment.......................       (5)      (44)    (126)
  Changes in operating assets and liabilities
   Decrease (increase) in assets
    Accounts receivable...........................      130    (1,195)    (203)
    Other current assets..........................     (232)      170     (918)
    Other assets..................................      219       200      249
   Increase (decrease) in liabilities
    Accounts payable..............................      (28)      825      477
    Accrued compensation, other accrued
     liabilities, and S Corp stockholder
     compensation.................................    1,480       853     (287)
                                                   --------  --------  -------
      Net cash provided by operating activities...    3,480     3,405    5,498
Cash flows from investing activities
 Purchases of property, plant, and equipment......   (3,358)  (11,317)  (9,938)
 Purchase of office building net of liabilities
  assumed ($823)..................................      --       (401)     --
 Proceeds from sale of equipment..................       75       296      165
 Payments from stockholders.......................       19        42      233
                                                   --------  --------  -------
      Net cash used in investing activities.......   (3,264)  (11,380)  (9,540)
Cash flows from financing activities
 Net borrowings under line of credit agreements...      --        --     5,200
 Proceeds from long-term debt.....................    4,460     8,035    6,698
 Payments of long-term debt.......................   (3,470)   (2,604)  (3,918)
 Distributions....................................      --        --    (4,890)
 Contribution of additional paid-in capital.......    1,621     1,073      256
                                                   --------  --------  -------
      Net cash provided by financing activities...    2,611     6,504    3,346
                                                   --------  --------  -------
Net increase (decrease) in cash...................    2,827    (1,471)    (696)
Cash at beginning of period.......................      180     3,007    1,536
                                                   --------  --------  -------
Cash at end of period............................. $  3,007  $  1,536  $   840
                                                   ========  ========  =======

          See accompanying notes to consolidated financial statements.

                    ALTERNATIVE DISTRIBUTION SYSTEMS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

NOTE 1--NATURE OF BUSINESS AND BASIS OF PRESENTATION

  The consolidated financial statements include the accounts of Alternative Distribution Systems, Inc. and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

  Alternative Distribution Systems, Inc. was formed on January 31, 1996. On February 1, 1996, Alternative Distribution Systems, Inc. exchanged shares of its newly-issued common stock for shares of the companies which formerly comprised the Alternative Transportation Systems Group (consisting of Western Intermodal Services, Ltd.; Roll & Hold Warehousing & Distribution Corp.; Area Transportation Company; Alternative Transportation Systems, Inc.; Freight Connections International, Ltd.; and Independent Contractor Services, Inc., all owned by three individual stockholders). Following the exchange, Alternative Distribution Systems, Inc. merged with Alternative Transportation Systems, Inc. This internal reorganization was accounted for in a manner similar to a pooling of interests and, accordingly, all financial statements have been restated as if the transaction had been effected as of the beginning of the earliest period presented.

  The Company is a national provider to the metals industry of fully integrated distribution services, the industry segment in which the Company currently operates, which includes transportation, warehousing, and third party logistics management services.

  Net operating revenues include amounts attributed to two customers, in the metals industry, aggregating approximately 21.8%, 17.5% and 21.3% of operating revenue for the years ended 1994, 1995 and 1996, respectively. Accounts receivable from these customers approximated 20.6%, 27.5% and 19.3% of total accounts receivable at December 31, 1994, 1995 and 1996, respectively.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Delivery Supplies and Maintenance Parts: Maintenance parts are carried at the lower of cost (first-in, first-out method) or market. Delivery supplies are expensed when used. Maintenance parts are used in the maintenance of revenue equipment.

  Property, Plant and Equipment: Property, plant, and equipment are stated at cost. Buildings, equipment, furniture, and fixtures are depreciated over the estimated useful lives of the assets, ranging from three to thirty-nine years, using the straight-line method. Amortization of leasehold improvements is based on the shorter of the lease term or the useful life, using the straight-line method.

                    ALTERNATIVE DISTRIBUTION SYSTEMS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Revenue Recognition: The Company's integrated transportation and distribution service revenues are recognized when the transportation and distribution services are provided.

  Accrued Revenue Equipment Expenses: The Company accrues for revenue equipment maintenance. Maintenance costs are charged to operations based on historical and actual usage.

  Accrued Claims Cost: The Company provides for uninsured costs of medical casualty, liability, vehicular cargo, and workers' compensation claims. Such costs are estimated each year based on reported claims incurred and an estimate of incurred but unreported claims relating to operations conducted through December 31 of each year.

  Income Taxes: Prior to February 1, 1996, the Company was an S corporation for federal and state income tax purposes. Under S corporation rules, the taxable income (loss) of the corporations is reported on the individual tax return of the stockholders. Concurrent with the internal reorganization described in Note 1, the S corporation status of the Company terminated and the Company became subject to federal and state corporate income taxes. Deferred tax assets and liabilities are computed by applying enacted income tax rates to the expected reversals of temporary differences in the bases of assets and liabilities for financial reporting purposes and income tax reporting purposes.

NOTE 3--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consisted of the following:

                                                                 DECEMBER 31,
                                                               ----------------
                                                                 1995    1996
                                                               -------- -------
      Land and buildings...................................... $ 12,391 $12,299
      Revenue equipment.......................................   15,939  19,544
      Other equipment.........................................    1,808   2,221
      Office furniture and fixtures...........................      693     845
      Leasehold improvements..................................      452     701
      Construction in progress................................      239   3,463
                                                               -------- -------
                                                                 31,522  39,073
      Less accumulated depreciation and amortization..........    9,951  10,505
                                                               -------- -------
                                                               $ 21,571 $28,568
                                                               ======== =======

  Certain items of property, plant and equipment are collateral for the Company's term loans and installment notes described in Note 5.

NOTE 4--BANK LINE OF CREDIT AGREEMENTS

  At December 31, 1996, three of the Company's subsidiaries maintained separate revolving line of credit agreements (the "Credit Agreements"). Two of the subsidiaries may borrow up to 80% of eligible accounts receivable at the lender's prime rate of interest (8.25% at December 31, 1996). Borrowings under these Credit Agreements are due on May 31, 1997 and are collateralized by the trade accounts receivable of each company. Borrowings are limited to $3,000 for Western Intermodal Services, Ltd. and $3,000 for Area Transportation Company. Roll & Hold's $5,000 line of credit is collateralized by all of its assets, and amounts outstanding thereunder bear interest per annum at the LIBOR rate plus 2.25%. Borrowings outstanding under this Credit Agreement are due on December 8, 1997. In 1995, the Company's subsidiaries maintained three separate lines of credit aggregating $8,000. The borrowings under the Credit Agreements are also guaranteed by Alternative

                     ALTERNATIVE DISTRIBUTION SYSTEMS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) Distribution Systems, Inc. At December 31, 1995 and 1996, the Company had outstanding borrowings under the Credit Agreements of $-0- and $5,200, respectively. Borrowings under the Credit Agreements averaged approximately $808 and $665 for the years ended December 31, 1995 and 1996, respectively. Maximum borrowings were approximately $3,300 and $5,200 for the year ended December 31, 1995 and 1996, respectively.

NOTE 5--LONG-TERM DEBT

  Long-term debt consisted of the following:

                                                                  DECEMBER 31,
                                                                 ---------------
                                                                  1995    1996
                                                                 ------- -------
Term loans, collateralized by warehouses and an office building and the land on which they are located, bearing interest at rates between 7.79% and 10.75%................................  $ 8,569 $ 8,016
Installment notes, collateralized by equipment, bearing
 interest at both fixed and floating rates (based upon the
 prime or the LIBOR rate) from 6.79% to 9% at December 31,
 1996. Monthly principal payments range from approximately $1
 to $40........................................................    5,493   8,826
                                                                 ------- -------
                                                                  14,062  16,842
Less: Current maturities.......................................    1,779   3,173
                                                                 ------- -------
                                                                 $12,283 $13,669
                                                                 ======= =======

  Annual maturities of long-term debt are as follows:

      1997.............................................................. $ 3,173
      1998..............................................................   3,120
      1999..............................................................   5,318
      2000..............................................................   4,647
      2001..............................................................     173
      Thereafter........................................................     411
                                                                         -------
                                                                         $16,842
                                                                         =======

  Interest paid during the years ended 1994, 1995 and 1996 was approximately $547, $827 and $1,098, respectively.

  The Company's loan agreements with one lender require that the Company meet certain restrictive covenants. The Company was in compliance with these covenants during 1995 and 1996. The Company's borrowings are jointly and severally guaranteed by the subsidiaries.

  The fair value of the Company's long-term debt was approximately $14,037 and $16,816 at December 31, 1995 and 1996, respectively.

NOTE 6--S CORP STOCKHOLDER COMPENSATION

  The stockholders receive annual base salaries and incentives as compensation for their services as employees of the Company. This compensation is included in operating expenses in the statement of operations. Prior to February 1, 1996, the stockholders also received additional subchapter S stockholders' compensation ("S Corp Stockholder Compensation") in the amount of income before S Corp Stockholder Compensation. The S Corp Stockholder Compensation was paid on the basis that, as an S corporation for federal and state income tax purposes, the Company's taxable income is reported by the stockholders on their individual income tax returns and was considered by the Company as additional compensation expense to the stockholders.

                    ALTERNATIVE DISTRIBUTION SYSTEMS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  The S Corp Stockholder Compensation was used by the stockholders to fund their current income tax liabilities and to provide for deferred income tax liabilities due to the use of accelerated depreciation methods for tax purposes and other book to tax temporary differences related to S Corp Stockholder Compensation. The portion of S Corp Stockholder Compensation not utilized by the stockholders to pay or provide for applicable current and deferred federal and state income taxes attributable to such S Corp Stockholder Compensation was reinvested in and contributed to the companies by each of the stockholders as capital. On February 1, 1996, upon termination of the Company's S corporation status, the S Corp Stockholder Compensation liability recorded in excess of the deferred taxes computed under SFAS No. 109, as well as the liability for current shareholder taxes due of approximately $79, was contributed to additional paid-in capital (see Note 7).

NOTE 7--INCOME TAXES

  The S corporation status of the operating companies was terminated in connection with the corporate reorganization on February 1, 1996, as described in Note 1. Subsequent to January 31, 1996, the companies are subject to federal and state income taxes at statutory rates.

  The provision for income taxes under SFAS No. 109 for the period February 1, 1996 through December 31, 1996 is as follows:

      Current
        Federal.......................................................... $  810
        State............................................................    205
                                                                          ------
                                                                           1,015
      Deferred
        Federal..........................................................    629
        State............................................................    111
                                                                          ------
                                                                             740
                                                                          ------
                                                                          $1,755
                                                                          ======

  A reconciliation of income taxes provided in the statements of operations and amounts determined by applying the federal statutory tax rate to income before income taxes for the period February 1, 1996 through December 31, 1996 is as follows:

      Income tax expense at statutory rates............................... 34.0%
      Permanent differences...............................................  1.5
      State income taxes net of federal benefit...........................  4.5
                                                                           ----
                                                                           40.0%
                                                                           ====

  Deferred income taxes result from temporary differences in the recognition of certain expenses for financial statement and income tax reporting purposes and consisted of the following at December 31, 1996:

      Deferred tax assets
        Allowance for doubtful accounts................................. $   29
        Accrued expenses................................................    389
                                                                         ------
                                                                            418
      Deferred tax liabilities
        Partnership interest............................................     32
        Depreciation....................................................  2,566
                                                                         ------
                                                                          2,598
                                                                         ------
                                                                         $2,180
                                                                         ======

                    ALTERNATIVE DISTRIBUTION SYSTEMS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
  The Company had previously accrued additional S Corp Stockholder Compensation (see Note 6) equaling the stockholders' current tax liabilities and deferred tax liabilities calculated using financial statement income. Upon converting to a C corporation on February 1, 1996, the amount of S Corp Stockholder Compensation which represented deferred income tax liabilities and not paid to the stockholders was converted to the Company's deferred tax liability. The difference between amounts previously recorded as S Corp Stockholder Compensation for the stockholders' deferred income tax liabilities and the deferred income tax liability computed, in accordance with SFAS No. 109, in the amount of $79, at February 1, 1996, was contributed to the Company as additional contributed capital.

NOTE 8--RELATED PARTY TRANSACTIONS

  The Company's stockholders had a minority interest in a company engaged in providing cartage services within the Chicago metropolitan area until October 1995 when that operation was discontinued. This affiliate is not included in these consolidated financial statements. Management fees paid by this affiliate were $78, $75 and $-0- during the years ended December 31, 1994, 1995 and 1996, respectively.

  Amounts due from stockholders of $233 and $-0- at December 31, 1995 and 1996, respectively, represent advances made to stockholders which are due upon demand. The advances bear interest at the prevailing prime rate.

  The Company leased office and storage space from entities of which Alternative Transportation Systems, Inc. was a partner. In August 1995, the Company purchased the remaining partnership interest. Rent expense to the partnership, including real estate taxes, was approximately $166, $111 and $- 0- in 1994, 1995 and 1996, respectively.

NOTE 9--EMPLOYEE BENEFIT PLANS

  The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees who have completed one year of service. Each eligible employee may elect to voluntarily contribute from 2% to 15% of their annual compensation. The Company has agreed to contribute an amount equal to 50% of each employee's contribution up to 6% of annual eligible compensation. In addition, the Company may elect to make additional discretionary contributions. The Company made contributions to the plan of approximately $153, $169 and $216 during the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 10--COMMITMENTS AND CONTINGENCIES

  Stock Purchase Agreement: The stockholders have entered into a stockholder agreement which, upon the death of a stockholder, obligates the Company to purchase all of the respective common stock held by that stockholder at a pre-determined agreed-upon value. The agreement terminates upon the Company completing an initial public offering of its Common Stock.

  The Company has maintained life insurance policies on each stockholder which approximate $16,000 in the aggregate. In the event that the Company is required to repurchase the stock under the agreement, proceeds from these policies will be utilized to repurchase such stock. If the Company is required to repurchase the stock, the repurchase is not expected to materially affect the Company's financial position or results of operations.

  Contingencies: The Company is a defendant in certain legal actions or claims arising from normal business activities. Management believes that those actions are without merit or that the ultimate liability, if any, resulting from them will not materially affect the Company's financial position or results of operations.

                    ALTERNATIVE DISTRIBUTION SYSTEMS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Roll & Hold Warehousing & Distribution Corp. Warehouse Facilities: The Company has committed to building a warehouse facility in Hammond, Indiana at an estimated cost of $4,000, expected to be completed on or about March 31, 1997, and a warehouse facility at Indiana's International Port/Burns Harbor, at an estimated cost of $4,200, expected to be completed on or about June 30, 1997. In addition, subject to certain economic conditions, the Company has committed to construct additional warehouse facilities at Indiana's International Port/Burns Harbor in 2001.

NOTE 11--OPERATING LEASES

  The Company rents facilities and certain revenue and operating equipment under various operating leases, which expire through 2001. Certain lease arrangements require the payment of real estate taxes, insurance, and other expenses, and have penalty provisions for early termination under certain circumstances. A portion of the rentals escalate with defined changes in the Consumer Price Index. Rent expense under operating leases was approximately $2,890, $3,280 and $3,695, for the years ended December 31, 1994, 1995 and
1996, respectively.

  Future minimum rental payments approximate the following:

      DECEMBER 31,
      ------------
      1997............................................................... $2,303
      1998...............................................................  1,446
      1999...............................................................    875
      2000...............................................................    665
      2001...............................................................    306
      Thereafter.........................................................    626
                                                                          ------
                                                                          $6,221
                                                                          ======

NOTE 12--UNAUDITED PRO FORMA INFORMATION

  In connection with the corporate reorganization on February 1, 1996, as described in Note 1, the S corporation status of the companies formerly comprising the Alternative Transportation Systems Group was terminated. Beginning February 1, 1996, the companies became subject to federal and state income taxes at statutory rates.

  The Company has calculated the pro forma provision for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS 109) as if each of the companies was a C corporation, excluding additional shareholder compensation (see Note 6) for the full year ended December 31, 1996. Pro forma net income per common share is based on historical net income per common share adjusted for the pro forma provision for income taxes. The pro forma income tax provision is as follows:

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
      Current
        Federal....................................................    $  915
        State......................................................       224
                                                                       ------
                                                                        1,139
      Deferred
        Federal....................................................       629
        State......................................................       111
                                                                       ------
                                                                          740
                                                                       ------
                                                                       $1,879
                                                                       ======

                    ALTERNATIVE DISTRIBUTION SYSTEMS, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
  A reconciliation of pro forma income taxes and amounts determined by applying the federal statutory tax rate to income before income taxes is as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
      Computed expected pro forma income taxes.....................     34.0%
      Permanent differences........................................      1.5
      State income taxes net of federal benefit....................      4.5
                                                                        ----
                                                                        40.0%
                                                                        ====

NOTE 13--WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

  As discussed in Note 1, the Company effected a recapitalization on February 1, 1996. Accordingly, the historical presentation of net income per common share is based on the number of shares issued after the recapitalization and a
3,349-for-one stock reclassification effected on       , 1997, as if the
shares had been outstanding during all periods presented.

NOTE 14--CAPITAL DISTRIBUTIONS

  Subsequent to termination of the S corporation status of the companies formerly comprising the Alternative Transportation Systems Group (see Note 6), the Company declared a capital distribution, primarily as a return of paid-in-capital, to the current stockholders in the amount of $8,650. The Company paid $4,890 of this distribution through December 31, 1996. The balance of the distribution ($3,760) will be payable from the proceeds of the Company's initial public offering of 1,600,000 shares of Common Stock, which offering is expected to be completed during the first six months of fiscal 1997.

                               [PHOTOS TO COME]


  The Company's metals-handling expertise and specialized equipment enable it to orchestrate the loading and unloading of railcars, trucks, barges and ships in a multi-mode transit operation without compromising the demanding product quality and delivery sequencing requirements of its end-users.


                               [PHOTOS TO COME]


  The Company has developed a vari-         The Company has the ability to
ety of customized and innovative          customize intermediate to long-haul
distribution solutions designed to        transportation service to meet the
accommodate the demanding input           particular needs of its customers,
quality and timing requirements of        based on shipment size, transit time
its end-users, while maximizing           and distribution service require-
safety and cost effectiveness.            ments, in a cost-effective manner.
                                          To achieve this objective, the Com-
                                          pany frequently mixes various modes
                                          of transportation and, when needed,
                                          offers just-in-time distribution ca-
                                          pability in collaboration with its
                                          warehousing and trucking operations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK OFFERED HEREBY BY AN-YONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICI-TATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THE INFORMATION CON-TAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE OF THIS PROSPEC-TUS.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Company Background........................................................   10
Use of Proceeds...........................................................   10
S Corporation Status--Related Distribution................................   11
Dividend Policy...........................................................   11
Capitalization............................................................   12
Dilution..................................................................   12
Selected Consolidated Financial and Operating Data........................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   20
Management................................................................   32
Certain Transactions......................................................   35
Principal Stockholders....................................................   36
Description of Capital Stock..............................................   36
Shares Eligible for Future Sale...........................................   38
Underwriting..............................................................   40
Legal Matters.............................................................   41
Experts...................................................................   41
Additional Information....................................................   41
Index to Consolidated Financial Statements................................  F-1

                                ---------------

UNTIL      , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIRE-MENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,600,000 SHARES

                           ALTERNATIVE DISTRIBUTION
                                SYSTEMS, INC.

                                     LOGO

                                  COMMON STOCK

                           ------------------------

                                   PROSPECTUS

                                        , 1997

                                --------------

                            WILLIAM BLAIR & COMPANY

                           A.G. EDWARDS & SONS, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and compensation, are as follows:

      Securities and Exchange Commission registration fee..............  $6,691
      National Association of Securities Dealers, Inc. filing fee......   2,708
      Nasdaq National Market entry fee.................................       *
      Blue Sky fees and expenses.......................................       *
      Legal fees and expenses..........................................       *
      Accountants' fees and expenses...................................       *
      Printing and engraving expenses..................................       *
      Transfer Agent and Registrar fees and expenses...................       *
      Miscellaneous....................................................       *
                                                                         ------
          Total........................................................  $    *
                                                                         ======

---------------------
  *To be supplied by amendment.

  The Company will bear all of the foregoing fees and expenses.

  The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market entry fee, are estimates.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Depending upon the character of the proceeding, under Delaware law, the Registrant may indemnify officers and directors against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding brought or threatened to be brought against such person by reason of the fact that such person served as an officer or director; provided that such person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Registrant and with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful. To the extent that a director or officer of the Registrant has been successful in the defense of any action, suit or proceeding referred to above, the Registrant will be obligated to indemnify him or her against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. The Registrant's Certificate of Incorporation and By-Laws provide that the Registrant shall, to the fullest extent authorized by Delaware law, indemnify its officers and directors against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred by such person.

  Section 102 of the Delaware General Corporation Law permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Registrant's Certificate of Incorporation includes a provision which eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In the three years preceding the filing of this Registration Statement, the Company sold the following securities that were not registered under the Act:

    On February 1, 1996, the Registrant issued an aggregate of 1,000 shares of Common Stock to Mr. Richard P. Dickson, Mr. Michael A. Kelly and Mr. George P. Trainer in exchange for their shares of Common Stock of Alternative Transportation Systems, Inc., Area Transportation Company, Freight Connections International, Ltd., Independent Contractors Services, Inc., Roll & Hold Warehousing & Distribution Corp. and Western Intermodal Services, Ltd. Exemption from registration is claimed pursuant to Section 4(2) of the Act, no public sale having been involved.

    Immediately prior to the consummation of the offering, the Registrant will effect a stock split. Exemption from registration is claimed on the basis of no "sale" having been involved within the meaning of Section 2(3) of the Act.

  No underwriters were involved in any of the foregoing sales of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits--See Index to Exhibits.

  (b) Financial Statement Schedule.
      None

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions specified in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOMEWOOD, ILLINOIS, ON THE 4TH DAY OF FEBRUARY, 1997.

                                          ALTERNATIVE DISTRIBUTION SYSTEMS,
                                           INC.

                                                /s/ Richard P. Dickson
                                          By:__________________________________
                                                   Richard P. Dickson
                                           Chairman, Chief Executive Officer,
                                                  President and Director

                               POWER OF ATTORNEY

  WE, THE UNDERSIGNED OFFICERS AND DIRECTORS OF ALTERNATIVE DISTRIBUTION SYSTEMS, INC., HEREBY SEVERALLY CONSTITUTE AND APPOINT RICHARD P. DICKSON AND MICHAEL A. KELLY, AND EACH OF THEM SINGLY, OUR TRUE AND LAWFUL ATTORNEYS, WITH FULL POWER TO THEM AND EACH OF THEM SINGLY, TO SIGN FOR US IN OUR NAMES IN THE CAPACITIES INDICATED BELOW, ALL PRE-EFFECTIVE AND POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT, INCLUDING ANY FILINGS PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND GENERALLY TO DO ALL THINGS IN OUR NAMES AND ON OUR BEHALF IN SUCH CAPACITIES TO ENABLE ALTERNATIVE DISTRIBUTION SYSTEMS, INC. TO COMPLY WITH THE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, AND ALL REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON FEBRUARY 4, 1997.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


        /s/ Richard P. Dickson              Chairman, President, Chief Executive
___________________________________________   Officer and Director (Principal Executive
            Richard P. Dickson                Officer)

         /s/ Michael A. Kelly               Chief Financial Officer, Secretary and
___________________________________________   Treasurer and Director (Principal
             Michael A. Kelly                 Financial Officer)

         /s/ George P. Trainer              Executive Vice President and Director
___________________________________________
             George P. Trainer

       /s/ Thomas J. Fitzgerald             Director
___________________________________________
           Thomas J. Fitzgerald

          /s/ Stephen H. Vogt               Corporate Controller
___________________________________________   (Principal Accounting Officer)
              Stephen H. Vogt


                               INDEX TO EXHIBITS

  EXHIBIT                           DESCRIPTIONS
  -------                           ------------

  1.1*     Form of Underwriting Agreement
  3.1*     Form of Amended and Restated Certificate of Incorporation
  3.2*     Form of Amended and Restated By-laws
  4.1*     Specimen Common Stock Certificate
  5.1*     Opinion of Gardner, Carton & Douglas
 10.1*     1997 Stock Option Plan
 10.2      Lease dated June 17, 1994 by and between Caterpillar Inc. and
           Roll & Hold Warehousing & Distribution Corp., relating to
           property in Davenport, Iowa.
 10.3      Lease dated March 20, 1991 and amended April 1, 1994 and March
           11, 1996, between Sharon Rankin and Roll & Hold Warehousing &
           Distribution Corp., relating to property at 1745 165th Street in Hammond, Indiana.
 10.4      Lease dated May 1, 1992, and amended August 2, 1993, by and between Great Lakes Investors I and Roll & Hold Warehouse &
           Distribution Corp., relating to property at 201 Mississippi
           Street in Gary, Indiana
 10.5      Loan and Security agreement dated as of July 12, 1993, between
           Area Transportation Company and American National Bank and
           Trust Company of Chicago, including Amendment No. One thereto dated April 28, 1995, and Promissory Note dated May 31, 1996.
 10.6      Amended and Restated Loan and Security Agreement dated as of
           November 20, 1992, between Western Intermodal Services, Ltd.
           and American National Bank and Trust Company of Chicago, in-
           cluding Amendment No. One thereto dated April 28, 1995, and
           Promissory Note dated May 31, 1996.
 10.7      Guaranty of Alternative Distribution Systems, Inc., dated June
           26, 1996, in favor of American National Bank and Trust Company of Chicago guaranteeing certain obligations of Area Transpor-
           tation Company.
 10.8      Guaranty of Alternative Distribution Systems, Inc., dated June
           26, 1996, in favor of American National Bank and Trust Company of Chicago guaranteeing certain obligations of Western
           Intermodal Services, Ltd.

  EXHIBIT                           DESCRIPTIONS
  -------                           ------------
 11.1*     Computation of pro forma net income per share
 21.1      Subsidiaries of the Registrant.
 23.1      Consent of Crowe, Chizek and Company LLP
 23.2*     Consent of Gardner, Carton & Douglas (included in Exhibit 5.1)
 24.1      Powers of Attorney (included on signature page)
 27.1      Financial Data Schedule.

----------------------------
*To be filed by amendment.

                                      E-2